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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                     ALPHA-BETA TECHNOLOGY, INC.
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                          (Name of Issuer)

               COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                   (Title of Class of Securities)

                            02071K105
                          --------------
                          (CUSIP Number)


  MARK VANDEVELDE, ROSS FINANCIAL CORPORATION, P.O. Box 31363-SMB,
   MIRCO COMMERCE CENTRE, CAYMAN ISLANDS B.W.I., (345) 949-7950
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     (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)


                        November 18, 1997
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

                           Page 1 of 9 Pages

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CUSIP No. 02071K105                              Page 2 of 9 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    KENNETH B. DART
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*

    NONE
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BELIZE
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 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER              3,487,795
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER         3,487,795
   WITH      |
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,487,795 shares   These shares are beneficially owned by Ross
                   Financial Corporation as to which Kenneth B.
                   Dart is the 100% shareholder.
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.266%
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14. TYPE OF REPORTING PERSON*
    IN-INDIVIDUAL





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CUSIP No. 02071K105                              Page 3 of 9 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    ROSS FINANCIAL CORPORATION
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*

    WORKING CAPITAL
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
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 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER               3,487,795
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER          3,487,795
   WITH      |
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,487,795 shares   These shares may be beneficially owned by
                   Kenneth B. Dart who is the 100% shareholder.
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.266%
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14. TYPE OF REPORTING PERSON*
    IN-CORPORATION
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Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ross Financial Corporation, a Cayman Islands corporation, or by Kenneth B. Dart, that it or he is the beneficial owner of any of the Common Stock referred to in this Schedule 13D, other than shares of Alpha-Beta Technology, Inc. issued and outstanding and owned of record by the Ross Financial Corporation as of the date of this Schedule 13D, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.           SECURITY AND ISSUER

This statement relates to the shares of voting common stock (the "Common Stock"), of Alpha-Beta Technology, Inc, a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at One Innovation Drive, Worcester, MA 01605

ITEM 2.           IDENTITY AND BACKGROUND

(A) - (F)

A.  Kenneth B. Dart

(1) Business Address
    P.O. Box 31300-SMB, Grand Cayman
    Cayman Islands, B.W.I.

(2) Principal Employment: President of the following corporation:

  (a) Dart Container Corporation
      P.O. Box 31372-SMB
      Grand Cayman, Cayman Islands, B.W.I. *

* The principal business activity is the manufacture, sale, and recycling of polystyrene cups and plastic cutlery and dinnerware.

(3) This reporting person has not during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(4) Citizenship:
    Belize

B. Ross Financial Corporation

(1) Country of Organization:
    Cayman Islands

(2) Principal Business:
    Investment in securities
                         Page 4 of 9 Pages
(3) Address of Principal Business:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W. I.

(5) Name and address of all members of the Board of Directors:
    Kenneth B. Dart
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(6) Name and address of all officers:

    Kenneth B. Dart                President/Treasurer
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Mark VanDevelde                Secretary
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

    Foreshore Corporate Services   Assistant Secretary
    P.O. Box 1994
    Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A. Kenneth B. Dart

Kenneth B. Dart has purchased no shares of Common Stock for his own account but may be deemed to have purchased the shares of Common Stock purchased by Ross Financial Corporation.

B. Ross Financial Corporation

Ross Financial Corporation purchased 3,487,795 shares of Common Stock for total consideration of approximately $10,031,858.12 including brokerage commissions. Ross Financial Corporation acquired shares of Common Stock by using funds from its working capital account.
                         Page 5 of 9 Pages
ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of Common Stock of each reporting person is long-term passive investment. Each reporting person intends to acquire additional Common Stock of the issuer, subject to the availability of such stock at prices deemed attractive by each of the respective reporting person. However, each reporting person may determine to dispose of some or all of its respective holdings. Other than as set forth herein, each reporting person has no plans or proposals which relate to or would result in any of the actions specified in Item 4 of Form 13D promulgated by the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

(A) - (B)

A. The information contained in the cover pages to this
Schedule 13D is incorporated herein by reference.

B. As of November 26, 1997, the Reporting Persons owned the following shares of Common Stock.

(1) By virtue of his status as the sole shareholder of Ross
    Financial Corporation, Kenneth B. Dart, for purposes of this Schedule 13D, may be deemed to be a beneficial owner of all of the shares of Common Stock owned by Ross
    Financial Corporation.

(2) Ross Financial Corporation is the direct owner of 3,487,795 shares of Common Stock. The 3,487,795 shares represent approximately 17.266% of the 20,200,805 shares of Common
    Stock outstanding as of November 18, 1997, 16,834,046 as reported by the Company on Form 10-Q dated November 17, 1997, and 3,366,795 new shares because of a direct purchase from the Company on November 18, 1997 (the "Outstanding Shares").

(3) After netting out the shares held by more than one person, the Reporting Persons herein have beneficial ownership of an aggregate of 3,487,795 shares of Common Stock representing
    17.266% of the Outstanding Shares.

(c) See Exhibit A attached hereto, and which is incorporated herein by reference. The transaction on Exhibit A was because of the issuance of new stock directly from the Company.

(d) No other person is known to have the right or power to direct the receipt of dividends of the proceeds from the sale of shares of Common Stock.

(e) Not applicable.

                         Page 6 of 9 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Kenneth B. Dart is the sole shareholder of Ross Financial Corporation. The Agreement among the Reporting Persons with respect to the filing of this Schedule 13D is incorporated by reference as Exhibit B. There is a Shareholder Rights Agreement dated as of February 2, 1995 by and between Alpha-Beta Technology, Inc. and The First National Bank of Boston which is incorporated by reference as Exhibit D, which was amended by a First Amendment to Shareholder Rights Agreement dated as of November 13, 1997 by and between Alpha-Beta Technology, Inc. and BankBoston, N.A. f/k/a The First Bank of Boston, as Rights Agent, which is incorporated by reference as Exhibit E. There is a Stock Purchase Agreement dated as of November 18, 1997 by and between Alpha-Beta Technology, Inc. and Ross Financial Corporation which is incorporated by reference as Exhibit C.

ITEM 7. MATERIAL TO BE FILED WITH EXHIBITS

The following Exhibits are filed herewith.

A. Schedule of Transactions of the voting Common Stock of the Issuer.

B. Agreement among the reporting person with respect to the filing of the Schedule 13D and any amendments thereto.

C. Stock Purchase Agreement dated as of November 18, 1997 by and between Alpha-Beta Technology, Inc. and Ross Financial
    Corporation.

D. Shareholder Rights Agreement dated as of February 2, 1995 by and between Alpha-Beta Technology, Inc. and The First
    National Bank of Boston, as Rights Agent.

E.  First Amendment to Shareholder Rights Agreement dated as of
    November 13, 1997 by and between Alpha-Beta Technology, Inc.
    and BankBoston, N.A. f/k/a The First Bank of Boston, as
    Rights Agent.

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.

ROSS FINANCIAL CORPORATION
BY:      KENNETH B. DART, President
         November 26, 1997
AND

KENNETH B. DART
November 26, 1997

                         Page 7 of 9 Pages
                               EXHIBIT A


 TRADE    QUANTITY   PRICE        COST     COMMISSION  TOTAL COST
 DATE

11/06/97      6,000   2.84        17,055.00    180       17,235.00
11/06/97     10,000   2.91        29,050.00    300       29,350.00
11/06/97     14,000   2.78        38,920.00    420       39,360.00
11/07/97      9,000   2.84        25,582.50    270       25,852.50
11/07/97      1,000   2.78         2,780.00     30        2,810.00
11/10/97     12,000   2.91        34,860.00    360       35,220.00
11/11/07     36,000   2.91       104,580.00  1,080      105,660.00
11/12/97     33,000   2.91        95,865.00    990       96,855.00
11/18/97  3,366,795   2.875    9,679,535.62    N/A    9,679,535.62


TOTALS    3,487,795          $10,028,228.12  3,630  $10,031,858.12

  THE TRANSACTIONS REPORTED ON THIS EXHIBIT WERE EFFECTED
  ON NASDAQ EXCEPT THE ONE DESIGNATED WITH THE * WHICH WAS EFFECTED DIRECTLY WITH THE COMPANY.


                         Page 8 of 9 Pages


                              EXHIBIT B


This will confirm the agreement by and among all of the undersigned that the reports this Schedule 13D and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of voting Common Stock, of Alpha-Beta Technology, Inc., a Massachusetts corporation was, and are being, filed on behalf of each of the parties named below.
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


ROSS FINANCIAL CORPORATION

BY:      KENNETH B. DART, President
         November 26, 1997

AND

KENNETH B. DART
November 26, 1997

                         Page 9 of 9 Pages


                       [Exhibit C to Schedule 13D]

STOCK PURCHASE AGREEMENT
by and between
ALPHA BETA TECHNOLOGY, INC.,
and
ROSS FINANCIAL CORPORATION
Dated as of November 18, 1997

TABLE OF CONTENTS                                          Page
I. PURCHASE AND SALE . . . . . . . . . . . . . . . . . . . . .1
          1.1. Purchase and Sale . . . . . . . . . . . . . . .1
          1.2. Purchase Price. . . . . . . . . . . . . . . . .2
          1.3. Closing . . . . . . . . . . . . . . . . . . . .2
II. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. . . . . . .6
          2.1. Due Organization, etc . . . . . . . . . . . . .6
          2.2. Compliance with Law . . . . . . . . . . . . . .6
          2.3. Authorization; Execution and
               Delivery of Agreement . . . . . . . . . . . . .7
          2.4. No Conflict; No Consent . . . . . . . . . . . .7
          2.5. Capital Stock . . . . . . . . . . . . . . . . .8
          2.6. SEC Reports . . . . . . . . . . . . . . . . . .9
          2.7. Financial Statements. . . . . . . . . . . . . .9
          2.8. No Brokers. . . . . . . . . . . . . . . . . . 10
III. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER . . . . 10
          3.1. Due Organization, etc . . . . . . . . . . . . 10
          3.2. Authorization; Execution and Delivery
               of Agreement. . . . . . . . . . . . . . . . . 10
          3.3. No Conflict; No Consent . . . . . . . . . . . 11
          3.4. No Brokers. . . . . . . . . . . . . . . . . . 11
          3.5. Investment Purposes . . . . . . . . . . . . . 12
IV. COVENANTS OF THE COMPANY . . . . . . . . . . . . . . . . 13
          4.1. Preemptive Rights . . . . . . . . . . . . . . 13
          4.2. Exchange of Stock Certificates. . . . . . . . 14
          4.3. Lost, Stolen, Destroyed or Mutilated Stock
               Certificates . . . . . . . . . . . . . . . .  14
V. COVENANTS OF THE PURCHASER AND THE COMPANY. . . . . . . . 15
          5.1. Public Disclosure and Confidentiality . . . . 15
          5.2. Restrictions on Transfer. . . . . . . . . . . 15
          5.3. Efforts to Consummate; Further Actions. . . . 16
VI. REGISTRATION RIGHTS. . . . . . . . . . . . . . . . . . . 16
          6.1.  Piggyback  Registration. . . . . . . . . . . 16
          6.2. Demand Registration . . . . . . . . . . . . . 17
          6.3. General Provisions. . . . . . . . . . . . . . 19
          6.4. Information, Documents, Etc.. . . . . . . . . 21
          6.5. Expenses. . . . . . . . . . . . . . . . . . . 22
          6.6. Cooperation . . . . . . . . . . . . . . . . . 22
          6.7. Action to Suspend Effectiveness; Supplement to
               Registration Statement . . . . . . . . . . .  23
          6.8. Indemnification . . . . . . . . . . . . . . . 25
VII. INDEMNIFICATION . . . . . . . . . . . . . . . . . . . . 31
          7.1. Indemnification by the Company. . . . . . . . 31
          7.2. Indemnification by the Purchaser. . . . . . . 32
VIII.  TERMINATION . . . . . . . . . . . . . . . . . . . . . 32
          8.1 Termination. . . . . . . . . . . . . . . . . . 32
IX. GENERAL PROVISIONS . . . . . . . . . . . . . . . . . . . 33
          9.1. Survival of Representations, Warranties and
               Agreements. . . . . . . . . . . . . . . . . . 33
          9.2. Notices . . . . . . . . . . . . . . . . . . . 34
          9.3. General . . . . . . . . . . . . . . . . . . . 34
          9.4. Governing Law . . . . . . . . . . . . . . . . 35
          9.5. Severability of Provisions. . . . . . . . . . 35
          9.6. Captions. . . . . . . . . . . . . . . . . . . 36
          9.7. Expenses. . . . . . . . . . . . . . . . . . . 36
          9.8. Equitable Relief. . . . . . . . . . . . . . . 36
          9.9. Definitions . . . . . . . . . . . . . . . . . 36

          STOCK PURCHASE AGREEMENT (this "Agreement") dated as of November 18, 1997 by and between ALPHA BETA TECHNOLOGY, INC., a Massachusetts corporation (the "Company"), and ROSS FINANCIAL CORPORATION a Cayman Islands corporation (the "Purchaser").

          WHEREAS, the Purchaser wishes to purchase from the Company, and the Company wishes to sell to the Purchaser, three million, three hundred and sixty six thousand, seven hundred and ninety five (3,366,795) shares (the "Shares") of the Company's authorized but unissued common stock, par value $.01 (the "Common Stock"), at a price of $2 per share of Common Stock;

          WHEREAS, the Purchaser and the Company are entering into this Agreement to provide for such purchase and sale and to establish various rights and obligations in connection therewith;

          NOW THEREFORE, in consideration of these premises and for other good and valuable consideration, the parties hereto hereby agree as follows:

I.   PURCHASE AND SALE

          1.1. Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, the Company agrees to issue, sell and deliver to the Purchaser, and the Purchaser agrees to purchase from the Company, three million, three hundred and sixty six thousand, seven hundred and ninety five (3,366,795) Shares. The Shares purchased and sold hereunder shall be free and clear of any liens, security interests, pledges, voting agreements, claims, options and encumbrances of every kind, character and description whatsoever ("Encumbrances"), except as contemplated by this Agreement.

          1.2. Purchase Price. As consideration for the sale of the Shares, at the Closing (as hereinafter defined) the Purchaser shall pay to the Company in immediately available funds by wire transfer, a purchase price of nine million, six hundred and seventy nine thousand, five hundred and thirty five dollars and sixty two cents ($9,679,535.62) to an account designated by the Company in writing prior to the date hereof.

          1.3. Closing. (a) On the terms and subject to the conditions of this Agreement, the purchase and sale of the Shares pursuant to this Agreement shall take place at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York, 10006 at 10:00 a.m. (New York time) on November 18, 1997 or as soon thereafter as practicable. The consummation of the purchase and sale transactions described in this Section 1.3 are hereinafter referred to collectively as the "Closing". The date on which the Closing occurs is hereinafter referred to as the "Closing Date".

          (b)  Conditions Precedent to Purchaser's Obligations.
The obligation of the Purchaser to consummate the transactions described in this Agreement shall be subject to the satisfaction of the following conditions on or prior to the Closing: (i) the representations and warranties of the Company contained in this Agreement shall have been true and correct in all material respects when made (to the extent any such representation or warranty is not already qualified by materiality) and shall be true and correct in all material respects on the Closing Date (to the extent any such representation or warranty is not already qualified by materiality) with the same effect as if they were made on such date; (ii) the Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date; (iii) the Company shall have delivered to the Purchaser a certificate, dated the Closing Date and signed by a duly authorized officer of the Company, certifying as to the matters described in the foregoing clauses (i) and (ii); (iv) no action, suit, investigation or proceeding shall have been instituted before any court, administrative body or governmental agency (a "Governmental Entity") which seeks to restrain the consummation of, prohibit or declare illegal, or obtain a material amount of damages arising from the transactions contemplated by this Agreement and which is likely, in the Purchaser's reasonable judgment, to be successful on the merits, and no temporary restraining order or injunction shall have been issued by any Governmental Entity restraining or prohibiting, and no other Legal Requirement (as hereinafter defined) shall have come into effect making illegal, the performance of this Agreement or the consummation of any of the transactions contemplated hereby; and (v) all consents, approvals, permits and authorizations required to be obtained from, and all filings required to be made with, any Authority (as hereinafter defined) in connection with the consummation of the transactions contemplated hereby shall have been obtained or made, and all waiting periods specified under applicable Legal Requirements and all extensions thereof, the passing of which is required for such consummation, shall have passed, except as to such consents, approvals, permits, authorizations or filings that, individually or in the aggregate, would not have a material adverse effect on the condition (financial or otherwise), business, operations, properties, assets or liabilities of the Company (a "Material Adverse Effect"). In the event any of the foregoing conditions to the Purchaser's obligation to close hereunder is not satisfied on or before the Closing, the Purchaser may waive such condition and proceed to Closing. As used herein, "Legal Requirements" shall include laws, regulations, ordinances, orders, decrees, permits, licenses, consents, approvals, registrations, authorizations and qualifications required by or from any federal, state, local or foreign governmental or regulatory authority (each, an "Authority").

          (c) Conditions Precedent to the Company's Obligations. The obligation of the Company to consummate the transactions described in this Agreement shall be subject to the satisfaction of the following conditions on or prior to the Closing: (i) the representations and warranties of the Purchaser contained in this Agreement shall have been true and correct in all material respects when made (to the extent any such representation or warranty is not already qualified by materiality) and shall be true and correct in all material respects on the Closing Date (to the extent any such representation or warranty is not already qualified by materiality) with the same effect as if they were made on such date; (ii) the Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Purchaser on or prior to the Closing Date; (iii) the Purchaser shall have delivered to the Company a certificate, dated the Closing Date and signed by a duly authorized signatory of the Purchaser, certifying as to the matters described in the foregoing clauses (i) and (ii); (iv) no action, suit, investigation or proceeding shall have been instituted before any Governmental Entity which seeks to restrain the consummation of, prohibit or declare illegal, or obtain a material amount of damages arising from the transactions contemplated by this Agreement and which is likely, in the Company's reasonable judgment, to be successful on the merits and no temporary restraining order or injunction shall have been issued by any Governmental Entity restraining or prohibiting, and no other Legal Requirement shall have come into effect making illegal, the performance of this Agreement or the consummation of any of the transactions contemplated hereby; and (v) all consents, approvals, permits and authorizations required to be obtained from, and all filings required to be made with, any Authority in connection with the consummation of the transactions contemplated hereby shall have been obtained or made, and all waiting periods specified under applicable Legal Requirements and all extensions thereof, the passing of which is required for such consummation, shall have passed, except as to such consents, approvals, permits, authorizations or filings that, individually or in the aggregate would not have a Material Adverse Effect. In the event any of the foregoing conditions to the Company's obligation to close hereunder is not satisfied on or before the Closing, the Company may waive such condition and proceed to Closing.

          (d)  Company Closing Deliveries.  At the Closing, the
Company will deliver to the Purchaser the following:

               a stock certificate or certificates representing the Shares registered in the name of the Purchaser; and

               a certificate of the Secretary of the Company certifying as to the adoption and effect of resolutions of the Board of Directors of the Company (the "Board") authorizing the execution, delivery and performance of this Agreement.

          (e)  Purchaser Closing Deliveries.  At the Closing, the
Purchaser will deliver to the Company the following:

               a certificate of an authorized officer of the Purchaser certifying as to the adoption and effect of resolutions of the Purchaser authorizing the execution, delivery and performance of this Agreement; and

               payment of the purchase price provided by Section
1.2.

II.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          2.1. Due Organization, etc. The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and it has all requisite corporate or other necessary power and authority to own, operate and lease its respective properties and assets and to conduct its respective businesses as now conducted and is qualified to do business in each state or other jurisdiction where the nature of its properties, assets or businesses requires such qualification other than where the failure to be so qualified would not have a material adverse effect on the condition (financial or otherwise), business, operations, properties, assets or liabilities of the Company (a "Material Adverse Effect"). Except as set forth on
Schedule 2.1 attached hereto, the Company has no subsidiaries.

          2.2. Compliance with Law. The Company has obtained and maintains in full force and effect all permits, licenses, consents, approvals, registrations, memberships, authorizations and qualifications under all federal, state, local and foreign laws and regulations, and with all Authorities, required for the conduct by it of its business and the ownership or possession by it of its properties and assets other than where the failure to obtain or maintain such permits, licenses, consents, approvals, registrations, memberships, authorizations or qualifications would not, individually or in the aggregate, have a Material Adverse Effect. The Company is in compliance with all laws, regulations, ordinances, orders and decrees (including, without limitation, all environmental and occupational, health and safety laws) of any Authority applicable to the conduct by the Company of its business and to its ownership and possession of its properties and assets, other than where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect.

          2.3. Authorization; Execution and Delivery of Agreement.

          (a) The execution and delivery of this Agreement, the issuance and sale of the Shares to the Purchaser and the consummation of the transactions contemplated hereby (i) do not require the approval or consent of any stockholders of the Company and (ii) have been duly authorized by all necessary corporate action on the part of the Company for all purposes. This Agreement has been duly executed and delivered by the Company and this Agreement constitutes the legal, valid, binding and enforceable obligation of the Company, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors rights and general principles of equity. The Company has full corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

          (b) The Shares have been duly authorized by all necessary corporate action on the part of the Company, and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration therefor set forth herein, the Shares will be validly issued, fully paid and non-assessable. The Purchaser will acquire valid and marketable title to the Shares, free and clear of any Encumbrances except as contemplated by this Agreement.

          2.4. No Conflict; No Consent. The execution and delivery of this Agreement, the issuance and sale of the Shares to the Purchaser and the consummation of the transactions contemplated hereby do not, and will not, conflict with, or result in any violation of or default under, or permit the acceleration of any obligation under, or the creation or imposition of any Encumbrance on any of the properties or assets of the Company under, (i) any provision of the articles of incorporation or by-laws or similar constituent documents of the Company, (ii) any indenture, lease, mortgage, deed of trust, loan agreement or other agreement or instrument, or any permit, license, registration, membership, authorization or qualification from any Authority, of the Company or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation of any Authority to which the Company is a party or by which it is bound, other than, in the case of clause (ii) above, where such conflict, violation, default, acceleration or Encumbrance would not, individually or in the aggregate, have a Material Adverse Effect. Except as has already been obtained or made, no consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Authority or third party is required to be made or obtained by the Company (including, without limitation, under any environmental or occupational, health and safety laws) in order to execute or deliver this Agreement, issue and sell the Shares or to consummate the transactions contemplated hereby, other than as a result of the periodic reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or except where the failure to make or obtain any such consent, approval, order, authorization, registration, declaration, filing or notice would not have a Material Adverse Effect.

          2.5. Capital Stock. (a) The authorized capital stock of the Company consists of (i) thirty million (30,000,000) shares of Common Stock, par value $.01, of which, as of November 4, 1997, sixteen million, eight hundred and thirty three thousand, nine hundred and eighty (16,833,980) shares were outstanding and no shares were held in treasury and two million, eight hundred and sixty thousand, eight hundred and eleven (2,860,811) shares are reserved for future issuance pursuant to any option, warrant or other rights agreement, arrangement or other commitment and (ii) one million (1,000,000) shares of preferred stock, par value $.01, of which no shares are issued, outstanding or held in treasury.
All of the issued and outstanding shares of Common Stock have been validly issued and are fully paid and non-assessable.

          (b)  (i)  Other than this Agreement or as set forth on
Schedule 2.5(b) or in SEC Reports (as defined hereinafter), there are not authorized or outstanding any subscriptions, options, conversion rights, warrants or other agreements, securities or commitments of any nature whatsoever (whether oral or written and whether firm or conditional) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, to any Person any shares of Common Stock or any other shares of the capital stock of the Company or any securities convertible into or exchangeable for any such shares, or obligating any such Person to grant, extend or enter into any such agreement or commitment; and
(ii) except as set forth in SEC Reports, there is no obligation, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any share of capital stock or other equity interests of the Company.

          2.6. SEC Reports. The Company has filed with the Securities and Exchange Commission (the "Commission") all proxy statements, reports, forms and other documents required to be filed by it after January 1, 1995 under the Exchange Act (collectively, the "SEC Reports"). As of their respective dates, the SEC Reports
(i) complied as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          2.7. Financial Statements. (a) The financial statements (including any related notes) included in the SEC Reports (the "Financial Statements") have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved (except as may be noted therein) and fairly present the consolidated financial condition, results of operations and cash flows of the Company as of the dates thereof and for the periods ended on such dates (in each case subject, as to interim statements, to changes resulting from year-end adjustments (none of which were or, except as otherwise disclosed to the Purchaser in writing, will be material in amount or effect) and except as permitted by Form 10-Q pursuant to Section 13 or 15(d) of the Exchange Act).

          (b) On the date hereof, except as disclosed in the SEC Reports, the Company has no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due and whether or not required to be disclosed in the SEC Reports, other than liabilities that have been disclosed to the Purchaser in writing, have been incurred in the ordinary course of business or are not in the aggregate material to the Company.

          2.8. No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company.

III. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

          The Purchaser represents and warrants to the Company that:

          3.1. Due Organization, etc. The Purchaser is a corporation duly organized and validly existing under the laws of the Cayman Islands. The Purchaser has no direct or indirect subsidiaries.

          3.2. Authorization; Execution and Delivery of Agreement. The Purchaser has all requisite power and authority to execute this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and this Agreement constitutes the legal, valid, binding and enforceable obligation of the Purchaser, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors rights and general principles of equity.

          3.3. No Conflict; No Consent. The execution and delivery of this Agreement, the issuance and sale of the Shares to the Purchaser and the consummation of the transactions contemplated hereby do not, and will not, conflict with, or result in any violation of or default under, or permit the acceleration of any obligation under, or the creation or imposition of any Encumbrance on any of the properties or assets of the Purchaser under, (i) any provision of the charter and by-laws or similar constituent documents of the Purchaser, (ii) any indenture, lease, mortgage, deed of trust, loan agreement or other agreement or instrument, or any permit, license, registration, membership, authorization or qualification from any Authority, of the Purchaser or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation of any Authority to which the Purchaser is a party or by which it is bound, other than, in the case of clause (ii) above, where such conflict, violation, default, acceleration or Encumbrance would not, individually or in the aggregate, have a Purchaser Material Adverse Effect. Other than as a result of the reporting requirements of the Exchange Act, no consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Authority is required to be made or obtained by the Purchaser in order to execute or deliver this Agreement or to consummate the transactions contemplated hereby.

          3.4. No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

          3.5. Investment Purposes. (a) The Purchaser, by reason of its business and financial experience, has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of its investment in the Shares, and is purchasing the Shares hereunder for its own account, for investment only and not with a view to, or any present intention of, effecting a distribution of such securities or any part thereof. The Purchaser acknowledges that the Shares to be purchased hereunder have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state or other jurisdiction and cannot be disposed of unless they are subsequently registered under the Securities Act and any applicable state laws, or exemption from such registration is available. Furthermore, the Purchaser acknowledges that the Company shall place upon each certificate representing the Shares, a legend substantially in the following form:

           The securities represented by this certificate have been issued without registration or qualification under the Securities Act 1933, as amended (the "Securities Act"), or any applicable state securities laws (the "State Acts"). Such securities may not be sold, assigned, transferred or otherwise disposed of, beneficially or on the records of the company, unless the securities represented by this certificate have been registered or qualified under the Securities Act and the applicable State Acts or there has been delivered to the company an opinion of counsel, reasonably satisfactory to the company, to the effect that such registration and qualification are not required.

          (b) The Purchaser is an "accredited investor" as that term is defined in Rule 501 promulgated under the Securities Act.

          (c) The Purchaser or its representative has had the opportunity to ask questions and to receive answers concerning the financial condition, operations and prospects of the Company and the terms and conditions of the Purchaser s investment, as well as the opportunity to obtain any additional information necessary to verify the accuracy of information furnished in connection therewith that the Company possesses or can acquire without unreasonable effort or expense.

IV.  COVENANTS OF THE COMPANY

          The Company covenants and agrees that:

          4.1. Preemptive Rights. For as long as the Purchaser shall hold five hundred thousand (500,000) shares of Common Stock, the Company shall not issue, reissue or otherwise dispose of any shares of Common Stock or any securities convertible into, or any rights, warrants or options to acquire, shares of Common Stock, without affording the Purchaser the preemptive right to acquire such shares of Common Stock or other securities in proportion to its then-existing holdings of outstanding shares of Common Stock, on the same terms and conditions and for the same consideration as the Company proposes to issue such shares of Common Stock or other securities to Persons other than the Purchaser; provided, however, that the provisions of this Section 4.1 shall not apply to any of the following:

          (a) shares of Common Stock issued on a pro rata basis pursuant to a stock split, subdivision or dividend;

          (b) shares of Common Stock issued in connection with a bona fide business acquisition of or by the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise;

          (c) shares of Common Stock issued to a corporation, partnership, educational institution or other entity in connection with a research and development partnership or licensing or other collaborative arrangement between the Company and such institution or entity; or

          (d) shares of Common Stock (or options, warrants or other rights to purchase such shares of Common Stock) issuable or issued to employees, consultants or directors of this corporation, upon the express approval of the Board of Directors, whether issued or issuable after the Closing Date; and provided, further, however, that the aggregate number of shares of Common Stock issued pursuant to Section 4.1(c) shall not exceed, on a cumulative basis, ten percent (10%) of the outstanding shares of Common Stock as of the date hereof.

The Company shall not issue shares of Common Stock, or any securities convertible into shares of Common Stock, exceeding, on a cumulative basis, ten percent (10%) of the outstanding shares of Common Stock as of the date hereof, to any entity pursuant to
Section 4.1(c), without obtaining the prior written consent of the Purchaser, which consent shall not be unreasonably withheld.
As used herein, "Person" means any individual, partnership, joint venture, firm, corporation, association, trust or other entity or any government or political subdivision or agency, department or instrumentality thereof.

          4.2. Exchange of Stock Certificates. Promptly upon surrender of any certificates representing Shares at the office of the Company, the Company will, at its expense, execute and deliver to the Purchaser a new certificate or certificates in denominations specified by the Purchaser for an aggregate number of Shares equal to the number of Shares represented by the certificates surrendered.

          4.3. Lost, Stolen, Destroyed or Mutilated Stock Certificates. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate for Shares and, in the case of loss, theft or destruction, upon delivery of an affidavit of loss and an indemnity satisfactory to the Company (which, in the case of the Purchaser may be an undertaking by the Purchaser to so indemnify the Company), or, in the case of mutilation, upon surrender and cancellation thereof, the Company will issue a new certificate of like tenor for a number of Shares equal to the number of Shares represented by the certificate lost, stolen, destroyed or mutilated.

V.   COVENANTS OF THE PURCHASER AND THE COMPANY

          5.1. Public Disclosure and Confidentiality. Each party hereby agrees that, prior to the Closing, except as required by applicable law (or under the rules and regulations of the Nasdaq Stock Market (or any national securities exchange on which the Common Stock is listed)), no press release or public announcement or communication will be made or caused to be made concerning the execution or performance of this Agreement, the terms hereof or the transactions contemplated hereby unless specifically approved in advance by both parties. In the event that a party views disclosure required by applicable law (or the rules and regulations of the Nasdaq Stock Market or any such national stock exchange) as contemplated by the previous sentence, such disclosing party shall provide a copy of such disclosure to the other party within a reasonable period of time prior to such disclosure.

          5.2. Restrictions on Transfer. (a) The rights contained in this Agreement, including the registration rights, may be transferred by the Purchaser only to one of its Affiliates , as determined under Rule 12b-2 of the General Rules and Regulations under the Exchange Act. Prior to such transfer, the Company shall be furnished with prior written notice of the name and address of such transferee, the Company shall give its prior written consent to such transfer, which consent shall not be unreasonably withheld, and such transferee shall agree to be bound by the terms and provisions of this Agreement.

          (b) Except pursuant to the requirements of Rule 144, the Shares may not be sold or otherwise disposed of except as follows:

          (i) to a person or persons who, in the opinion of counsel reasonably satisfactory to the Company, is a person to whom the Shares may legally be transferred without registration and without the delivery of a current prospectus with respect thereto; or

          (ii) to any person upon delivery of a prospectus then meeting the requirements of the Securities Act relating to such securities (as to which a registration statement under the Securities Act shall then be in effect) and the offering thereof for such sale or disposition.

          5.3. Efforts to Consummate; Further Actions. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

VI.  REGISTRATION RIGHTS

          The Company covenants and agrees to provide the following registration rights:

          6.1. Piggyback Registration. If, at any time while the Purchaser shall hold five hundred thousand (500,000) shares of Common Stock, the Company proposes to file a registration statement relating to the offering of any of its capital stock under the Securities Act (other than (i) a registration statement required to be filed in respect of employee benefit plans of the Company on Form S-8 or any similar form from time to time in effect or (ii) any registration statement on Form S-4 or similar successor form, relating to a corporate reorganization or other transaction pursuant to Rule 145 of the Securities Act), whether or not for sale for its own account, the Company shall, at least twenty-one days (or if such twenty-one day period is not practicable, then a reasonable shorter period which shall not be less than seven days) prior to such filing, give written notice of such proposed filing to the Purchaser. Upon receipt by the Company not more than seven days (unless the notice given to the Purchaser pursuant to the previous sentence is less than ten days, in which case such seven-day period shall be shortened to five days) after such notice of a written request from the Purchaser for registration of Purchaser's Stock (as hereinafter defined), (i) the Company shall, subject to Section 6.3, include such Purchaser's Stock in such registration statement, and shall use all reasonable efforts to cause such registration statement to become effective with respect to such Purchaser's Stock, unless the managing underwriter therefor concludes in its reasonable judgment that the number of securities requested to be included in such registration exceeds the number which can reasonably be sold in (or during the time of) such offering, in which case the Company may (i) include all securities initially proposed by the Company to be sold for its own account and (ii) decrease the number of shares of Purchaser s Stock and any other securities (other than securities included by virtue of clause (i) above) proposed to be sold to the extent necessary to reduce the number of securities to be included in the registration to the level recommended by the managing underwriter; provided, however, that there shall be no such decrease in the number of shares of Purchaser's Stock unless the number of shares of Purchaser's Stock and such other securities (other than the securities included by virtue of clause (i) above) proposed to be sold has been decreased on a pro rata basis, calculated according to the number of shares of Purchaser's Stock and other securities requested to be included by the respective holders of each. "Purchaser's Stock" means any shares of Common Stock held by the Purchaser or its affiliates.

          6.2. Demand Registration. (a) In the event that, subsequent to 180 days following the Closing Date, the Company shall receive a written request, on a one-time basis, from the Purchaser requesting the Company to register any shares of Purchaser's Stock under the Securities Act on Form S-3 (or if the Company is not eligible to use Form S-3, then on Form S-1 or S-2), or any other similar form then in effect, the Company shall, as soon as practicable, effect such registration (including, if requested, a registration of shares of Purchaser's Stock which are intended to be offered on a continuous or delayed basis under Rule 415 of the Securities Act or any similar rule then in effect (such registration a "Shelf Registration")) of all or such portion of shares of Purchaser s Stock as are specified in such request. Any Shelf Registration statement filed pursuant to this Section 6.2(a) shall remain continuously effective for a period of two (2) years (such period defined herein as the "First Demand Registration Period").

          (b) In the event that at any time after the First Demand Registration Period the Company shall receive a written request, on a one-time basis, from the Purchaser requesting the Company to register any shares of Purchaser s Stock pursuant to a Shelf Registration, the Company shall, as promptly as practicable, effect such registration of all or such portion of shares of Purchaser s Stock as are specified in such request. The Shelf Registration statement filed pursuant to this Section 6.2(b) shall remain continuously effective for a period of three (3) years (such period defined herein as the "Second Demand Registration Period").

          (c) After the expiration of the Second Demand Registration Period, the Purchaser may request, on a one-time basis, the Company to register any remaining shares of Purchaser's Stock pursuant to a Shelf Registration for a period not to exceed two (2) years (such period defined herein as the "Supplementary Registration Period"). Upon receipt of a written request from the Purchaser requesting a registration of shares of Purchaser's Stock during the Supplementary Registration Period pursuant to this
Section 6.2(c), the Company shall, as promptly as practicable, effect such registration of all or such portion of shares of Purchaser s Stock as are specified in such request. Notwithstanding any other provisions of this Agreement, the Purchaser shall bear all expenses of registration (including amendments and supplements related thereto) pursuant to this
Section 6.2(c).

          (d) Notwithstanding the provisions of Sections 6.2(a), 6.2(b) and 6.2(c), the Company shall in no event be required to register shares of Purchaser's Stock pursuant to this Section 6.2 unless the number of such shares of Purchaser's Stock exceeds five hundred thousand (500,000). The Company may postpone for a limited time, which in no event shall be longer than sixty (60) days, compliance with a request for registration pursuant to this Section
6.2 if (i) the Company shall have given notice to the Purchaser of the occurrence of a Suspension Event (as hereinafter defined) or
(ii) the Company is conducting a public offering of capital stock and the managing underwriter concludes in its reasonable judgment that such compliance would materially adversely affect such offering. Notwithstanding anything in this Section 6.2 to the contrary, the Company shall not be required to prepare or cause to be prepared audited financial statements of the Company other than those prepared in the normal course of the Company's business at its fiscal year end.

          6.3. General Provisions. (a) Whenever required to effect the registration of any shares of Purchaser's Stock, the Company shall, as expeditiously as reasonably possible: (i) prepare and file with the SEC a registration statement with respect to such Purchaser's Stock and use all reasonable efforts to cause such registration statement to become effective and to remain effective (with a prospectus at all times meeting the requirement of the Securities Act); or (ii) in the case of any Shelf Registration, prepare and file with the SEC a Shelf Registration statement with respect to such Purchaser s Stock and use all reasonable efforts to cause such registration statement to become effective and to remain continuously effective in order to permit the prospectus forming part thereof to be usable by the Purchaser for the relevant period (as set forth in Sections 6.2(a), 6.2(b) and 6.2(c)) from the date such registration statement is declared effective or such shorter period of time that will terminate upon the earlier of the following: (A) when all the shares of Purchaser's Stock covered by the Shelf Registration Statement have been sold pursuant to such registration statement and (B) when there cease to be any outstanding shares of Purchaser's Stock. The provisions of Sections 6.3(a)(i) and 6.3(a)(ii) are subject to the Company's suspension rights set forth in Section 6.7(b). The Company will use all reasonable efforts to effect such qualifications and compliances under applicable Blue Sky or other state securities laws as may be reasonably requested by the Purchaser (provided that the Company shall not be obligated to file a general consent to service of process or qualify to do business as a foreign corporation or otherwise subject itself to taxation in any jurisdiction solely for the purpose of any such qualification) to permit or facilitate such sale or other distribution. The Company will cause the Purchaser's Stock to be listed on the principal stock exchange on which the shares of Common Stock are listed.

          (b) The Purchaser agrees, if requested by the managing underwriter or underwriters in an underwritten offering (an "Offering"), not to effect any public sale or distribution of any of the securities of the Company of any class included in such Offering, including a sale pursuant to Rule 144 or Rule 144A under the Securities Act (except as part of such Offering), during the 15-day period prior to, and during the 90-day period beginning on, the date of pricing of each Offering, to the extent timely notified in writing by the Company or the managing underwriters. Furthermore, notwithstanding anything to the contrary set forth in the Agreement, the Company's obligation under this Agreement to cause a registration statement and any filings with any state securities commission to be made or to become effective or to amend or supplement such registration statement shall be suspended in the event and during such period as the Company is proceeding with an Offering if the Company is advised by the underwriters that the sale of shares of Purchaser's Stock under such registration statement would have a material adverse effect on the Offering.

          (c) Following the effectiveness of a registration statement and the filings with any state securities commissions, the Purchaser agrees that it will not effect any sales of the Purchaser s Stock pursuant to such registration statement or any such filings at any time after it has received notice from the Company to suspend sales (i) as a result of the occurrence or existence of any Suspension Event, or (ii) so that the Company may amend or supplement such registration statement or such filing. The Purchaser may recommence effecting sales of the Purchaser's Stock pursuant to the registration statement or such filings following further notice to such effect from the Company, which notice shall be given by the Company not later than three (3) business days after the conclusion of any such Suspension Event or amendment or supplement.

          6.4. Information, Documents, Etc.   Upon making a request
for registration pursuant to Sections 6.1 or 6.2, the Purchaser shall furnish to the Company such information regarding its holdings and the proposed manner of distribution thereof as the Company may reasonably request and as shall be required in connection with any registration, qualification or compliance referred to in this Article VI. The Company agrees that it will furnish to the Purchaser the number of prospectuses, offering circulars or other documents, or any amendments or supplements thereto, incident to any registration, qualification or compliance referred to in this Article VI as the Purchaser from time to time may reasonably request.

          6.5. Expenses. The Company will bear all expenses of registrations (including amendments and supplements related thereto) pursuant to Sections 6.1, 6.2(a) and 6.2(b) (in each case, other than underwriting discounts and commissions and brokerage commissions and fees, if any, payable with respect to shares of Purchaser's Stock sold by the Purchaser, and fees and expenses of any accountants, counsel or other parties retained or employed by holders of Purchaser's Stock) including, without limitation, registration fees, printing expenses, expenses of compliance with Blue Sky or other state securities laws, and legal and audit fees incurred by the Company in connection with such registration and amendments or supplements in connection therewith.

          6.6. Cooperation. In connection with any registration of Purchaser's Stock pursuant to this Article VI, the Company agrees to:
          (a) enter into such customary agreement (including an underwriting agreement containing such representations and warranties by the Company and such other terms and provisions, including indemnification provisions, as are customarily contained in underwriting agreements for comparable offerings and, if no underwriting agreement is entered into, an indemnification agreement on such terms as is customary in transactions of such nature) and take all such other actions as the Purchaser or the underwriters, if any, participating in such offering and sale may reasonably request in order to expedite or facilitate such offering and sale;

          (b) furnish, (i) at the request of any underwriters participating in such offering and sale, a comfort letter or letters, dated the date of the final prospectus with respect to Purchaser's Stock and/or the date of the closing for the sale of Purchaser's Stock from the independent certified public accountants of the Company and addressed to any underwriters participating in such offering and sale, which letter or letters shall state that such accountants are independent with respect to the Company within the meaning of Rule 1.01 of the Code of Professional Ethics of the American Institute of Certified Public Accountants and shall be in form reasonably satisfactory to the managing underwriter and shall cover matters of the type customarily covered in "cold comfort" letters in connection with transactions of a similar nature for similar entities and (ii) at the request of the Purchaser or any underwriters participating in such offering and sale, an opinion, dated the date of the closing for the sale of Purchaser's Stock, of the counsel representing the Company with respect to such offering and sale (which counsel may be the General Counsel of the Company or other counsel reasonably satisfactory to the Purchaser), addressed to the Purchaser and any such underwriters, which opinion shall be in form reasonably satisfactory to the managing underwriter (or, if none, to the Purchaser) and shall address such matters as are customary in transactions of a similar nature for similar entities;

          (c) make available for inspection by the Purchaser, the underwriters, if any, participating in such offering and sale (which inspecting underwriters shall, if reasonably possible, be limited to any manager or managers for such participating underwriters), the counsel for the Purchaser, one accountant or accounting firm retained by the Purchaser and any such underwriters, or any other agent retained by the Purchaser or such underwriters, all financial and other records, corporate documents and properties of the Company, and supply such additional information, as they shall reasonably request;provided that any such party shall keep the contents thereof confidential, including,without limitation, in the manner prescribed by Section 5.1.

          6.7. Action to Suspend Effectiveness; Supplement to
Registration Statement.

          (a) The Company will notify the Purchaser and its counsel promptly of (i) any action by the Commission to suspend the effectiveness of the registration statement covering the Purchaser s Stock or the institution or threatening of any proceeding for such purpose (a "stop order") or (ii) the receipt by the Company of any notification with respect to the suspension of the qualification of the Purchaser's Stock for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. Immediately upon receipt of any such notice, the Purchaser shall cease to offer or sell any Purchaser's Stock pursuant to the registration statement in the jurisdiction to which such stop order or suspension relates. The Company will use all reasonable efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if any such stop order is issued or any such qualification is suspended, to obtain as soon as possible the withdrawal or revocation thereof, and will notify the Purchaser and its counsel at the earliest practicable date of the date on which the Purchaser may offer and sell Purchaser's Stock pursuant to the registration statement.

          (b) Notwithstanding anything to the contrary set forth in this Agreement, the Company's obligation under this Agreement to cause the registration of Purchaser's Stock and any filings with any state securities commission to be made or to become effective or to amend or supplement a registration statement shall be suspended in the event and during such period that there are pending negotiations relating to, or consummation of, a transaction or the occurrence of an event that would require additional disclosure of material information by the Company in such registration statement or such filing (such circumstances being hereinafter referred to as a "Suspension Event") that would make it impractical or inadvisable to cause such registration statement or such filings to be made or to become effective or to amend or supplement such registration statement, but such suspension shall continue only for so long as such event or its effect is continuing but in no event will that suspension exceed sixty (60) days. Immediately upon receipt by the Purchaser of notice of a Suspension Event, the Purchaser shall cease to offer or sell any Purchaser's Stock pursuant to such registration statement, cease to deliver or use such registration statement and, if so requested by the Company, return to the Company, at its expense, all copies (other than permanent file copies) of such registration statement.

         (c) In the event the Company shall determine that it is necessary to amend or supplement any registration statement relating to Purchaser's Stock, the Company will furnish copies of such proposed amendment or supplement to the Purchaser and its counsel and will not file or distribute such amendment or supplement without the prior consent of the Purchaser, which consent shall not be unreasonably withheld.

          6.8. Indemnification . In the event any Purchaser's Stock is included in a registration statement under this Article
VI:
        (a) To the full extent permitted by law, the Company will indemnify and hold harmless the Purchaser and each subsequent holder of Purchaser's Stock as set forth in Section 9.3(d) hereof (each such Person, including the Purchaser, a "Holder") and the affiliates of such Holder, and their respective directors, officers, employees, general and limited partners, members, agents and representatives (and the directors, officers, affiliates and controlling Persons thereof), and each other Person, if any, who controls such Holder within the meaning of the Securities Act or the Exchange Act, from and against any losses,claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus, any final prospectus contained therein or any amendments or supplements thereto, (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (iii) any violation or alleged violation by the Company in connection with the registration of Purchaser's Stock under the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law; and the Company will pay to each such Holder, affiliate or controlling Person, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 6.8(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable hereunder in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Holder or controlling Person; and provided, further, that the Company shall not be liable hereunder in any such case to the extent it is determined that any such loss, claim, damage,liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made:

          (A) in any such preliminary prospectus, if (I) it was the responsibility of such Holder to provide the Person asserting such loss, claim, damage, liability or expense with a current copy of the prospectus and such Holder failed to deliver or cause to be delivered a copy of the prospectus to such Person after the Company had furnished such Holder with a sufficient number of copies of the same and (II) the prospectus corrected such untrue statement or omission; or

          (B) in such prospectus, if such untrue statement or omission is corrected in an amendment or supplement to such prospectus and the Holder thereafter fails to deliver the prospectus as so amended or supplemented prior to or concurrently with the sale of Purchaser s Stock to the Person asserting such loss, claim, damage, liability or expense after the Company had furnished such Holder with a sufficient number copies of the same.

        Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any such director, officer, employee, general or limited partner, member, agent, representative or controlling Person and shall survive the transfer of such securities by such Holder. Each Holder shall furnish such information regarding itself or the claim in question as the Company may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

          (b) To the full extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each Person, if any, who controls the Company within the meaning of the Securities Act, any underwriter, any other Holder selling securities in such registration statement and any controlling Person of any such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing Persons may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon (i) any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration or (ii) an untrue statement or alleged untrue statement or omission or alleged omission made in the circumstances described in clauses (A) or (B) of Section 6.8(a); and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any Person intended to be indemnified pursuant to this Section 6.8(b), in connection with investigating or defending any such loss, claim, damage, liability or action; provided, that the indemnity agreement contained in this
Section 6.8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this Section 6.8(b) exceed the gross proceeds from the offering received by such Holder; and provided, further, that the obligation to provide indemnification pursuant to this Section 6.8(b) shall be several, and not joint and several, among such indemnifying parties. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer, representative or controlling Person and shall survive the transfer of such securities by such prospective Seller.

          (c) Promptly after receipt by an indemnified party under this Section 6.8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 6.8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel selected by the indemnifying party or parties.

The failure to deliver written notice to the indemnifying party within a reasonable time after the indemnified party first learns of the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 6.8 to the extent of such prejudice, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 6.8. The indemnified party shall have the right, but not the obligation, to participate in the defense of any action referred to above through counsel of its own choosing and shall have the right, but not the obligation, to assert any and all separate defenses, cross claims or counterclaims which it may have, and the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment of such counsel has been specifically authorized in advance by the indemnifying party, (ii) there is a conflict of interest that prevents counsel for the indemnifying party from adequately representing the interests of the indemnified party or there are material defenses available to the indemnified party that are different from, or additional to, the defenses that are available to the indemnifying party, or (iii) the indemnifying party fails to assume the defense or does not reasonably contest such action in good faith, in which case, if the indemnified party notifies the indemnifying party that it elects to employ separate counsel, the indemnifying party shall not have the right to assume the defense of such action on behalf of the indemnified party and the reasonable fees and expenses of such separate counsel shall be borne by the indemnifying party; provided, however, that, the indemnifying party shall not, in connection with any proceeding or related proceedings, be liable for the reasonable fees and expenses of more than one separate firm (in addition to one firm acting as local counsel) for all indemnified parties.

          (d) Contribution. If for any reason (other than the reasons expressly specified in this Section 6.8) the foregoing indemnity and payment obligation is unavailable or is insufficient to hold harmless an indemnified party under paragraphs (a) or (b) of this Section 6.8, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of any loss, claim, damage or liability (or actions or proceedings in respect thereof), including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding, in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other. If, however, the allocation provided in the preceding sentence is not permitted by applicable law, or if the allocation provided in the preceding sentence provides a lesser sum to the indemnified party than the amount hereinafter calculated, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative fault but also the relative benefits to the indemnifying party and the indemnified party as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the action in question, including any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact has been taken or made by, or relates to information supplied by, the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, untrue statement or omission. The parties agree that it would not be just and equitable if contributions pursuant to this Section 6.8(d) were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the preceding sentences of this
Section 6.8(d). Notwithstanding anything in this Section 6.8(d) to the contrary, no indemnifying party (other than the Company) shall be required pursuant to this Section 6.8(d) to contribute any amount in excess of the gross proceeds received by such indemnifying party from the sale of Purchaser's Stock in the offering to which the losses, claims, damages or liabilities of the indemnified parties relate. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

          (e) The obligations of the Company and the Holders under this Section 6.8 shall survive the completion of any offering of Purchaser's Stock in a registration statement under this Article
VI.

          (f) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement (if any) entered into in connection with any underwritten public offering of the Purchaser's Stock are in conflict with the foregoing provisions, the provisions in such underwriting agreement shall control.

VII. INDEMNIFICATION

          7.1. Indemnification by the Company. The Company shall indemnify and hold the Purchaser and each of its members, employees, officers and agents harmless from and against any and all losses, claims, damages or liabilities whatsoever (including legal fees and expenses) incurred by any of them based upon, resulting from or arising out of any material breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement.

          7.2. Indemnification by the Purchaser. The Purchaser shall indemnify and hold the Company and each of its employees, directors, officers and agents harmless from and against any and all losses, claims, damages or liabilities whatsoever (including legal fees and expenses) incurred by any of them resulting from or arising out of any material breach of any representation, warranty, covenant or agreement of the Purchaser contained in this Agreement.

VIII.  TERMINATION

          8.1 Termination. (a) This Agreement may be terminated and the transactions contemplated herein may be abandoned at any time prior to the Closing:

          (i) by the Company or the Purchaser, if the Closing has not occurred by November 21, 1997;

          (ii) by mutual written consent of the Company and the Purchaser;

          (iii) by the Company, if there has been a material misrepresentation or breach of warranty on the part of the Purchaser in the representations and warranties contained herein or a material breach of covenants on the part of the Purchaser and the same has not been cured within 30 days after notice thereof;

          (iv) by the Purchaser, if there has been a material misrepresentation or breach of warranty on the part of the Company in the representations and warranties contained herein or a material breach of covenants on the part of the Company and the same has not been cured within 30 days after notice thereof; or


          (v) by either the Purchaser or the Company, if any court, administrative body or governmental agency shall have issued a final order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable, provided that the party seeking to terminate shall have used its best efforts to appeal such order, decree, ruling or other action.


          (b) Notwithstanding anything herein to the contrary, the right to terminate this Agreement under this Section 8.1 shall not be available to any party to the extent the failure of such party to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date (as a result, for example, of an action or failure to act causing a failure of a condition precedent).

          (c)  A party terminating this Agreement pursuant to this
Section 8.1 shall give written notice thereof to the other party hereto, whereupon this Agreement shall terminate and be of no further force and effect, the transactions contemplated hereby shall be abandoned without further action by any party and there shall be no liability on the part of the Company or the Purchaser, except as provided in Section 9.7 hereof and except for any liability for any willful breach hereof; provided however that the provisions of Sections 7.1 and 7.2 shall survive any such termination.

          (d) Notwithstanding anything to the contrary contained in this Agreement, Sections 4.1, 6.1 and 6.2 shall terminate when the Purchaser holds fewer than five hundred thousand (500,000) shares of Purchaser s Stock.

IX.  GENERAL PROVISIONS

          9.1. Survival of Representations, Warranties and Agreements. Notwithstanding any investigation conducted or notice or knowledge obtained by or on behalf of any party hereto, each representation and warranty in this Agreement and each agreement or covenant in this Agreement which does not by its own terms expire on or prior to the Closing shall survive the Closing without limitation as to time, except as specifically referred to herein.

        9.2. Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (i) when received if given in Person, or (ii) one day after transmission if sent by nationally recognized overnight courier, certified or registered mail, return receipt requested or (iii) three days after being deposited in the U.S. mail, postage prepaid:

          (a)  if to the Purchaser, addressed as follows:
               Ross Financial Corporation
               P. O. Box 31363
               Seven Mile Beach
               Grand Cayman, Cayman Islands
               British West Indies
               Attention:     Kenneth B. Dart

               with a copy to:
               Cleary, Gottlieb, Steen & Hamilton
               One Liberty Plaza
               New York, New York  10006
               Attention:     Lee C. Buchheit, Esq.

          (b)  if to the Company, addressed as follows:
               Alpha Beta Technology, Inc.
               One Innovation Drive
               Worcester, MA  01605
               Attention:     Spiros Jamas

               with a copy to:
               Goodwin, Proctor & Hoar LLP
               Exchange Place
               Boston, Massachusetts  02109-2881
               Attention:  John J. Egan, Esq.

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

          9.3. General. (a) This Agreement (including the documents and instruments referred to or incorporated herein) constitutes the entire agreement, and supersedes all of the prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.


        (b) This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder other than as contemplated in Article VI, Article VII and
Section 9.3(d) and shall not be assigned by any party by operation of law or otherwise.

          (c) This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

          (d) This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, heirs and permitted assigns. This Agreement is not assignable except by consent of each of the parties hereto or by operation of law. Any purported assignment of this Agreement in violation of this Section
9.3 shall be null and void.

          9.4. Governing Law.  (a)  THIS AGREEMENT AND THE RIGHTS
AND OBLIGATIONS OF THE PARTIES CREATED HEREBY SHALL BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW RULES THEREOF.

          (b) Each party agrees that any proceeding relating to this Agreement shall be brought in a state court of New York. Each party hereby consents to personal jurisdiction in any such action brought in any such New York court, consents to service of process by mail made upon such party and such party's agent and waives any objection to venue in any such New York court or to any claim that any such New York court is an inconvenient forum.

          9.5. Severability of Provisions. If any provision or any portion of any provision of this Agreement or the application of any such provision or any portion thereof to any Person or circumstance, shall be held invalid or unenforceable, to the extent permitted by law, the remaining portion of such provision and the remaining provisions of this Agreement, or the application of such provision or portion of such provision as is held invalid or unenforceable to Persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby.

          9.6. Captions. All section titles or captions contained in this Agreement are for convenience only, shall not be deemed a part of this Agreement and shall not affect the meaning or interpretation of this Agreement. All references herein to Sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

          9.7. Expenses. Except as otherwise expressly provided in this Agreement, each party hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions hereof and the consummation of the transactions contemplated hereby.

          9.8. Equitable Relief. Each party acknowledges that, in the event of any breach of this Agreement by a party, the other party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that such other party, in addition to any other remedy to which it may be entitled, shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to compel specific performance of this Agreement. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto.

          9.9. Definitions. The following terms shall have the respective meanings specified in the indicated Sections of this
Agreement:

Term Agreement                      Section

Agreement                           Recitals
Authority                           2.2
Board                               1.3(b)(ii)
Closing                             1.3(a)
Closing Date                        1.3(a)
Commission                          2.6
Common Stock                        Recitals
Company                             Recitals
Encumbrances                        1.1
Exchange Act                        2.4
Financial Statements                2.7(a)
First Demand Registration Period    6.2(a)
Holder                              6.8(a)
Material Adverse Effect             2.1
Offering                            6.3(b)
Person                              4.1
Purchaser                           Recitals
Purchaser Material Adverse Effect   1.3(c)
Purchaser's Stock                   6.1
SEC Reports                         2.6
Second Demand Registration Period   6.2(b)
Securities Act                      3.5
Shares                              Recitals
Shelf Registration                  6.2
Stop Order                          6.7(a)
Supplemental Demand Registration
    Period                          6.2(c)
Suspension Event                    6.7(b)

          IN WITNESS WHEREOF, each of the parties hereto has duly executed and delivered this Agreement as of the date first above written.

ALPHA BETA TECHNOLOGY, INC.
By:    /s/
Name:  Spiros Jamas
Title:  President/CEO

ROSS FINANCIAL CORPORATION
By:    /s/
Name:  Kenneth B. Dart
Title:  President
Schedule 2.1  Subsidiaries

Myco Tex, Inc.
ABT Securities Corp.
Schedule 2.5(b) Capitalization

          Stock options to purchase 1,630,681 shares of the Company s Common Stock are currently outstanding. 1,229,950 shares of the Company's Common Stock are currently available for future grants under the Company s 1988 Stock Option Grant Plan and the Company's 1997 Stock Option and Grant Plan.


                        [Exhibit D to Schedule 13D]







                        Alpha-Beta Technology, Inc.



                                    and



                    The First National Bank of Boston,



                              as Rights Agent











                       Shareholder Rights Agreement

                       Dated as of February 2, 1995

                             TABLE OF CONTENTS

Section                                                       Page

1.  Certain Definitions. . . . . . . . . . . . . . . . . . . .  1

2.  Appointment of Rights Agent. . . . . . . . . . . . . . . .  5

3.  Issue of Right Certificates. . . . . . . . . . . . . . . .  5

4.  Form of Right Certificates . . . . . . . . . . . . . . . .  7

5.  Countersignature and Registration. . . . . . . . . . . . .  8

6.  Transfer, Split Up, Combination and Exchange of Right
    Certificates; Mutilated, Destroyed, Lost or Stolen Right
    Certificates . . . . . . . . . . . . . . . . . . . . . . .  9

7.  Exercise of Rights; Exercise Price; Expiration Date of
    Rights . . . . . . . . . . . . . . . . . . . . . . . . . . 10

8.  Cancellation and Destruction of Right Certificates . . . . 12

9.  Reservation and Availability of Preferred Stock. . . . . . 12

10.  Preferred Stock Record Date . . . . . . . . . . . . . . . 14

11.  Adjustment of Exercise Price, Number and Kind of Shares
     or Number of Rights . . . . . . . . . . . . . . . . . . . 14

12.  Certificate of Adjusted Exercise Price or Number of
     Shares. . . . . . . . . . . . . . . . . . . . . . . . . . 23

13.  Consolidation, Merger or Sale or Transfer of Assets or
     Earning Power . . . . . . . . . . . . . . . . . . . . . . 23

14.  Fractional Rights and Fractional Shares . . . . . . . . . 25

15.  Rights of Action. . . . . . . . . . . . . . . . . . . . . 26

16.  Agreement of Right Holders. . . . . . . . . . . . . . . . 26

17.  Right Certificate Holder Not Deemed a Shareholder . . . . 27

18.  Concerning the Rights Agent . . . . . . . . . . . . . . . 27

19.  Merger or Consolidation or Change of Name of Rights
     Agent . . . . . . . . . . . . . . . . . . . . . . . . . . 28

20.  Duties of Rights Agent. . . . . . . . . . . . . . . . . . 28

21.  Change of Rights Agent. . . . . . . . . . . . . . . . . . 31

22.  Issuance of New Right Certificates. . . . . . . . . . . . 32

23.  Redemption and Termination. . . . . . . . . . . . . . . . 32

24.  Exchange. . . . . . . . . . . . . . . . . . . . . . . . . 33

25.  Notice of Certain Events. . . . . . . . . . . . . . . . . 34

26.  Notices . . . . . . . . . . . . . . . . . . . . . . . . . 35

27.  Supplements and Amendments. . . . . . . . . . . . . . . . 36

28.  Successors. . . . . . . . . . . . . . . . . . . . . . . . 37

29.  Determinations and Actions by the Board of Directors. . . 37

30.  Benefits of this Agreement. . . . . . . . . . . . . . . . 37

31.  Severability. . . . . . . . . . . . . . . . . . . . . . . 37

32.  Governing Law . . . . . . . . . . . . . . . . . . . . . . 38

33.  Counterparts. . . . . . . . . . . . . . . . . . . . . . . 38

34.  Descriptive Headings. . . . . . . . . . . . . . . . . . . 38

Exhibit A --   Certificate of Designation of
               Series A Junior Participating
               Cumulative Preferred Stock

Exhibit B --   Form of Right Certificate


                       SHAREHOLDER RIGHTS AGREEMENT


     Agreement, dated as of February 2, 1995, between Alpha-Beta
Technology, Inc., a Massachusetts corporation (the "Company"), and The First National Bank of Boston, a national banking association organized under the laws of the United States (the
"Rights Agent").


                            W I T N E S S E T H

     WHEREAS, the Board of Directors of the Company desires to provide shareholders of the Company with the opportunity to benefit from the long-term prospects and value of the Company and to ensure that shareholders of the Company receive fair and equal treatment in the event of any proposed takeover of the Company; and

     WHEREAS, effective February 2, 1995, the Board of Directors of the Company authorized and declared a dividend distribution of one Right (as such term is hereinafter defined) for each outstanding share of Common Stock, par value $0.01 per share, of the Company (the "Common Stock") outstanding as of the close of business on February 22, 1995 (the "Record Date"), and contemplates the issuance of one Right for each share of Common Stock of the Company issued (whether originally issued or sold from the Company's treasury) between the Record Date and the earlier of the Distribution Date or the Expiration Date (as such terms are hereinafter defined), each Right initially representing the right to purchase one one-thousandth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company having the rights, powers and preferences set forth on Exhibit A hereto, upon the terms and subject to the conditions hereinafter set forth (the "Rights");

     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

     Section 1.  Certain Definitions.  For purposes of this
Agreement, the following terms have the meanings indicated:

       (a) "Acquiring Person" shall mean any Person (as hereinafter defined) who or which, together with all Affiliates (as such term is hereinafter defined) and Associates (as such term is hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary (as such term is hereinafter defined) of the Company, (iii) any employee benefit plan or compensation arrangement of the Company or any Subsidiary of the Company or (iv) any Person holding shares of Common Stock organized, appointed or established by the Company or any Subsidiary of the Company for or pursuant to the terms of any such employee benefit plan or compensation arrangement (the Persons described in clauses (i) through (iv) above are referred to herein as "Exempt Persons").

     Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the shares of Common Stock then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the shares of Common Stock of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional shares (other than pursuant to a stock split, stock dividend or similar transaction) of Common Stock of the Company and immediately thereafter be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, then such Person shall be deemed to be an "Acquiring Person."

     In addition, notwithstanding the foregoing, a Person shall not be an "Acquiring Person" if the Board of Directors of the Company determines that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this Section 1(a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this Section 1(a).

     (b) "Adverse Person" shall mean any Person declared to be an Adverse Person by the Board of Directors upon a determination of the Board of Directors that the criteria set forth in Section 11(a)(ii)(B) apply to such Person.

     (c) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations (the "Rules") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on the date of this Agreement; provided, however, that no Person who is a director or officer of the Company shall be deemed an Affiliate or an Associate of any other director or officer of the Company solely as a result of his or her position as director or officer of the Company.

     (d) A Person shall be deemed the "Beneficial Owner" of, and shall be deemed to "beneficially own," any securities:

            (i)  which such Person or any of such Person's
  Affiliates or Associates, directly or indirectly, beneficially owns (as determined pursuant to Rule 13d-3 of the Rules under the Exchange Act, as in effect on the date of this Agreement);

           (ii)  which such Person or any of such Person's
  Affiliates or Associates, directly or indirectly, has:

                 (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time or upon the satisfaction of any conditions or both) pursuant to any agreement, arrangement or understanding (whether or not in writing) (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise; provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to "beneficially own," (1) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange; (2) securities issuable upon exercise of these Rights at any time prior to the occurrence of a Triggering Event; or
       (3) securities issuable upon exercise of Rights from and after the occurrence of a Triggering Event, which Rights were acquired by such Person or any of such Person's Affiliates or Associates prior to the Distribution Date or pursuant to Sections 3(a), 11(i) or 22 hereof; or

                 (B)  the right to vote pursuant to any
       agreement, arrangement or understanding (whether or not in writing); provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to "beneficially own," any security under this clause (B) if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the Rules of the Exchange Act and (2) is not also then reportable by such person on Schedule 13D under the Exchange Act (or any comparable or successor report); or

                 (C)  the right to dispose of pursuant to any
       agreement, arrangement or understanding (whether or not in writing) (other than customary arrangements with and between underwriters and selling group members with respect to a bona fide public offering of securities); or

          (iii) which are beneficially owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding (whether or not in writing) (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy as described in clause (B) of Section 1(d)(ii) hereof) or disposing of any securities of the Company;

provided, however, that (1) no Person engaged in business as an underwriter of securities shall be deemed the Beneficial Owner of any securities acquired through such Person's participation as an underwriter in good faith in a firm commitment underwriting until the expiration of 40 days after the date of such acquisition, and
(2) no Person who is a director or an officer of the Company shall be deemed, as a result of his or her position as director or officer of the Company, the Beneficial Owner of any securities of the Company that are beneficially owned by any other director or officer of the Company.

       (e) "Business Day" shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in the Commonwealth of Massachusetts are authorized or obligated by law or executive order to close.

       (f) "Close of business" on any given date shall mean 5:00 P.M., Boston, Massachusetts time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., Boston, Massachusetts time, on the next succeeding Business Day.

       (g) "Common Stock" shall mean the Common Stock, par value $0.01 per share, of the Company, except that "Common Stock" when used with reference to any Person other than the Company shall mean the capital stock with the greatest voting power, or the equity securities or other equity interests having power to control or direct the management, of such Person or, if such Person is a Subsidiary of another Person, the Person which ultimately controls such first-mentioned Person and which has issued and outstanding such capital stock, equity securities or equity interests.

       (h) "Distribution Date" shall have the meaning defined in Section 3(a) hereof.

       (i)  "Exercise Price" shall have the meaning defined in
Section 4(a) hereof.

       (j) "Expiration Date" and "Final Expiration Date" shall have the meanings set forth in Section 7(a) hereof.

       (k) "Fair Market Value" of any securities or other property shall be as determined in accordance with Section 11(d) hereof.

       (l) "Person" shall mean an individual, a corporation, a partnership, an association, a joint stock company, a trust, a business trust, a government or political subdivision, any unincorporated organization, or any other association or entity.

       (m) "Preferred Stock" shall mean shares of Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, of the Company having the rights and preferences set forth in the form of Certificate of Designation attached hereto as Exhibit A.

       (n)  "Principal Party" shall have the meaning defined in
Section 13(b) hereof.

       (o) "Redemption Price" shall have the meaning defined in Section 23 hereof.

       (p) "Section 11(a)(ii) Event" shall mean any event described in Section 11(a)(ii) hereof.

       (q) "Section 13 Event" shall mean any event described in clauses (x), (y) or (z) of Section 13(a) hereof.

       (r) "Stock Acquisition Date" shall mean the date of the first public announcement (which for purposes of this definition shall include, without limitation, the issuance of a press release or the filing of a publicly-available report or other document with the Securities and Exchange Commission or any other governmental agency) by the Company or an Acquiring Person that an Acquiring Person has become such.

       (s) "Subsidiary" shall mean, with respect to any Person, any other Person of which a majority of the voting power of the voting equity securities or voting interests is owned, directly or indirectly, by such Person, or which is otherwise controlled by such Person.

       (t)  "Triggering Event" shall mean any Section 11(a)(ii)
Event or any Section 13 Event.

     Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date (as hereinafter defined in Section 3(a)) also be the holders of the Common Stock) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such Co-Rights Agents as it may deem necessary or desirable. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and any Co-Rights Agents shall be as the Company shall determine.

     Section 3.  Issue of Right Certificates.

       (a) From the date hereof until the earlier of (i) the close of business on the tenth Business Day after the Stock Acquisition Date, (ii) the close of business on the tenth Business Day (or such other Business Day, if any, as the Board of Directors may determine in its sole discretion) after the date of the commencement by any Person, other than an Exempt Person, of a tender or exchange offer if, upon consummation thereof, such Person would be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding or (iii) the determination by the Board of Directors of the Company, pursuant to the criteria set forth in Section 11(a)(ii)(B) hereof, that a Person is an Adverse Person (including any such date which is after the date of this Agreement and prior to the issuance of the Rights) (the earliest of such dates being herein referred to as the "Distribution Date"), (x) the Rights will be evidenced (subject to the provisions of Section 3(b) hereof) by the certificates for the Common Stock registered in the names of the holders of the Common Stock (which certificates for Common Stock shall be deemed also to be certificates for Rights) and not by separate certificates, and (y) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock. As soon as practicable after the Company has notified the Rights Agent of the occurrence of the Distribution Date, the Rights Agent will, at the Company's expense send, by first-class, insured, postage prepaid mail, to each record holder of the Common Stock as of the close of business on the Distribution Date, at the address of such holder shown on the records of the Company, one or more certificates, in substantially the form of Exhibit B hereto (the "Right Certificates"), evidencing one Right for each share of Common Stock so held. In the event that an adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11(o) hereof, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) at the time of distribution of the Right Certificates, so that Right Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of and after the close of business on the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

       (b) With respect to certificates for the Common Stock issued prior to the close of business on the Record Date, the Rights will be evidenced by such certificates for the Common Stock on or until the Distribution Date (or the earlier redemption, expiration or termination of the Rights), and the registered holders of the Common Stock also shall be the registered holders of the associated Rights. Until the Distribution Date (or the earlier redemption, expiration or termination of the Rights), the transfer of any of the certificates for the Common Stock outstanding prior to the date of this Agreement shall also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

       (c) Certificates for the Common Stock issued after the Record Date, but prior to the earlier of the Distribution Date or the redemption, expiration or termination of the Rights, shall be deemed also to be certificates for Rights, and shall bear a legend, substantially in the form set forth below:

              This certificate also evidences and
              entitles the holder hereof to certain
              Rights as set forth in a Shareholder
              Rights Agreement between Alpha-Beta
              Technology, Inc. and The First National
              Bank of Boston, as Rights Agent, dated
              as of February 2, 1995 (the "Rights
              Agreement"), the terms of which are
              hereby incorporated herein by reference
              and a copy of which is on file at the
              principal offices of Alpha-Beta
              Technology, Inc.  Under certain
              circumstances, as set forth in the
              Rights Agreement, such Rights will be
              evidenced by separate certificates and
              will no longer be evidenced by this
              certificate.  Alpha-Beta Technology,
              Inc. may redeem the Rights at a
              redemption price of $0.01 per Right,
              subject to adjustment, under the terms
              of the Rights Agreement.  Alpha-Beta
              Technology, Inc. will mail to the holder of this certificate a copy of the Rights
              Agreement, as in effect on the date of
              mailing, without charge promptly after
              receipt of a written request therefor.
              Under certain circumstances, Rights
              issued to or held by Acquiring Persons,
              Adverse Persons or any Affiliates or
              Associates thereof (as defined in the
              Rights Agreement), and any subsequent
              holder of such Rights, may become null
              and void.

With respect to such certificates containing the foregoing legend, the Rights associated with the Common Stock represented by such certificates shall be evidenced by such certificates alone until the Distribution Date (or the earlier redemption, expiration or termination of the Rights), and the transfer of any of such certificates shall also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. In the event that the Company purchases or acquires any shares of Common Stock after the Record Date but prior to the Distribution Date, any Rights associated with such Common Stock shall be deemed cancelled and retired so that the Company shall not be entitled to exercise any Rights associated with the shares of Common Stock which are no longer outstanding. The failure to print the foregoing legend on any such Common Stock certificate or any defect therein shall not affect in any manner whatsoever the application or interpretation of the provisions of Section 7(e) hereof.

     Section 4.  Form of Right Certificates.

         (a) The Right Certificates (and the forms of election to purchase shares and of assignment and certificate to be printed on the reverse thereof) shall each be substantially in the form of Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law, rule or regulation or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conform to customary usage. The Rights Certificates shall be in a machine printable format and in a form reasonably satisfactory to the Rights Agent. Subject to the provisions of Section 11 and Section 22 hereof, the Right Certificates, whenever distributed, shall be dated as of the Record Date, shall show the date of countersignature, and on their face shall entitle the holders thereof to purchase such number of one one-thousandths of a share of Preferred Stock as shall be set forth therein at the price set forth therein (the "Exercise Price"), but the number of such shares and the Exercise Price shall be subject to adjustment as provided herein.

         (b) Any Right Certificate issued pursuant to Section 3(a) or Section 22 hereof that represents Rights beneficially owned by (i) an Acquiring Person, an Adverse Person or any Associate or Affiliate of an Acquiring Person or an Adverse Person, (ii) a transferee of an Acquiring Person or an Adverse Person (or of any Associate or Affiliate of an Acquiring Person or an Adverse Person) who becomes a transferee after the Acquiring Person or Adverse Person becomes such, or (iii) a transferee of an Acquiring Person or an Adverse Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person or Adverse Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person or Adverse Person to holders of equity interests in such Acquiring Person or Adverse Person or to any Person with whom the Acquiring Person or Adverse Person has any continuing agreement, arrangement or understanding (whether or not in writing) regarding the transferred Rights or (B) a transfer which the Board of Directors of the Company has determined is part of a plan, arrangement or understanding which has as a primary purpose or effect the avoidance of Section 7(e) hereof, and any Right Certificate issued pursuant to Section 6,
Section 11 or Section 22 upon transfer, exchange, replacement or adjustment of any other Right Certificate referred to in this sentence, shall have deleted therefrom the second sentence of the existing legend on such Right Certificate and in substitution therefor shall contain the following legend:

         The Rights represented by this Right
         Certificate are or were beneficially owned by a Person who was or became an Acquiring
         Person, an Adverse Person or an Affiliate or an Associate of an Acquiring Person or an Adverse Person (as such terms are defined in the Rights Agreement). This Right
         Certificate and the Rights represented hereby may become null and void under certain circumstances as specified in Section 7(e) of the Rights Agreement.

The Company shall give notice to the Rights Agent promptly after it becomes aware of the existence and identity of any Acquiring Person or Adverse Person or any Associate or Affiliate thereof. The Company shall instruct the Rights Agent in writing of the Rights which should be so legended. The failure to print the foregoing legend on any such Right Certificate or any defect therein shall not affect in any manner whatsoever the application or interpretation of the provisions of Section 7(e) hereof.

     Section 5.  Countersignature and Registration.

         (a) The Right Certificates shall be executed on behalf of the Company by its Chairman of the Board, or its President or any Vice President and by its Treasurer or any Assistant Treasurer, or by its Secretary or any Assistant Secretary, either manually or by facsimile signature, and shall have affixed thereto the Company's seal or a facsimile thereof which shall be attested to by the Secretary or any Assistant Secretary of the Company, either manually or by facsimile signature. The Right Certificates shall be manually countersigned by an authorized signatory of the Rights Agent and shall not be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by an authorized signatory of the Rights Agent, and issued and delivered by the Company with the same force and effect as though the person who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificates may be signed on behalf of the Company by any person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Rights Agreement any such person was not such an officer.

         (b) Following the Distribution Date, the Rights Agent will keep or cause to be kept, at one of its offices designated as the appropriate place for surrender of Right Certificates upon exercise or transfer, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates and the date of each of the Right Certificates.

     Section 6.  Transfer, Split Up, Combination and Exchange of
Right Certificates; Mutilated, Destroyed, Lost or Stolen Right
Certificates.

         (a) Subject to the provisions of Section 4(b), Section 7(e) and Section 14 hereof, at any time after the close of business on the Distribution Date, and at or prior to the close of business on the Expiration Date, any Right Certificate or Certificates may be transferred, split up, combined or exchanged for another Right Certificate or Certificates, entitling the registered holder to purchase a like number of one one-thousandths of a share of Preferred Stock (or following a Triggering Event, preferred stock, cash, property, debt securities, common stock or any combination thereof) as the Right Certificate or Certificates surrendered then entitled such holder to purchase and at the same Exercise Price. Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate shall make such request in writing delivered to the Rights Agent, and shall surrender the Right Certificate or Certificates to be transferred, split up, combined or exchanged, with the form of assignment and certificate duly executed, at the office or offices of the Rights Agent designated for such purpose. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Right Certificate until the registered holder shall have completed and signed the certificate contained in the form of assignment on the reverse side of such Right Certificate and shall have provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request. Thereupon the Rights Agent shall, subject to Section 4(b),
Section 7(e) and Section 14 hereof, countersign and deliver to the Person entitled thereto a Right Certificate or Certificates, as the case may be, as so requested. The Company may require payment by the registered holder of a Right Certificate, of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Right Certificates.

         (b) Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security satisfactory to them, and reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate, if mutilated, the Company will execute and deliver a new Right Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered owner in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

     Section 7.  Exercise of Rights; Exercise Price; Expiration
Date of Rights.

         (a) Subject to Section 7(e) hereof, the registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the office or offices of the Rights Agent designated for such purpose, together with payment of the aggregate Exercise Price for the total number of one one-thousandths of a share of Preferred Stock (or other securities, cash or other assets, as the case may be) as to which such surrendered Rights are then exercised, at or prior to the earlier of (i) the close of business on February 2, 2005 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof (the earlier of (i), (ii) or (iii) being herein referred to as the "Expiration Date"). Except as set forth in Section 7(e) hereof and notwithstanding any other provision of this Agreement, any Person who prior to the Distribution Date becomes a record holder of shares of Common Stock may exercise all of the rights of a registered holder of a Right Certificate with respect to the Rights associated with such shares of Common Stock in accordance with the provisions of this Agreement, as of the date such Person becomes a record holder of shares of Common Stock.

         (b) The Exercise Price for each one one-thousandth of a share of Preferred Stock pursuant to the exercise of a Right shall initially be $76.00, shall be subject to adjustment from time to time as provided in Section 11 and Section 13 hereof and shall be payable in lawful money of the United States of America in accordance with Section 7(c) below.

         (c) Upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase and the certificate on the reverse side thereof duly executed, accompanied by payment of the Exercise Price for the shares to be purchased and an amount equal to any applicable transfer tax (as determined by the Rights Agent) in cash, or by certified check or bank draft payable to the order of the Company, the Rights Agent shall, subject to Section 20(k) hereof, thereupon promptly (i)(A) requisition from any transfer agent of Preferred Stock (or make available, if the Rights Agent is the transfer agent therefor) certificates for the number of one one-thousandths of a share of Preferred Stock to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, or (B) if the Company shall have elected to deposit the total number of shares of Preferred Stock issuable upon exercise of the Rights hereunder with a depositary agent, requisition from the depositary agent depositary receipts representing such number of one one-thousandths of a share of Preferred Stock as are to be purchased (in which case certificates for the shares of Preferred Stock represented by such receipts shall be deposited by the transfer agent with the depositary agent) and the Company will direct the depositary agent to comply with such request, (ii) when appropriate, requisition from the Company the amount of cash, if any, to be paid in lieu of issuance of fractional shares in accordance with
Section 14 hereof, (iii) promptly after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder and (iv) when appropriate, after receipt promptly deliver such cash to or upon the order of the registered holder of such Right Certificate. In the event that the Company is obligated to issue other securities (including Common Stock) of the Company, pay cash or distribute other property pursuant to Section 11(a) hereof, the Company will make all arrangements necessary so that such other securities, cash or other property are available for distribution by the Rights Agent, if and when appropriate.

         (d) In case the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent and delivered to the registered holder of such Right Certificate or to his duly authorized assigns, subject to the provisions of Section 14 hereof.

         (e) Notwithstanding anything in this Agreement to the contrary, from and after the first occurrence of a Section 11(a)(ii) Event, any Rights beneficially owned by (i) an Acquiring Person, an Adverse Person or any Associate or Affiliate of an Acquiring Person or an Adverse Person, (ii) a transferee of an Acquiring Person or an Adverse Person (or of any Associate or Affiliate of an Acquiring Person or an Adverse Person) who becomes a transferee after the Acquiring Person or Adverse Person becomes such or (iii) a transferee of an Acquiring Person or an Adverse Person (or of any Associate or Affiliate of an Acquiring Person or an Adverse Person) who becomes a transferee prior to or concurrently with the Acquiring Person or Adverse Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person or Adverse Person to holders of equity interests in such Acquiring Person or Adverse Person or to any Person with whom the Acquiring Person or Adverse Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Board of Directors of the Company has determined is part of a plan, arrangement or understanding which has as a primary purpose or effect the avoidance of this Section 7(e), shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The Company shall use all reasonable efforts to ensure that the provisions of this Section 7(e) and
Section 4(b) hereof are complied with, but shall have no liability to any holder of Right Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or Adverse Person or any Affiliates or Associates of an Acquiring Person or an Adverse Person or any transferee of any of them hereunder.

         (f) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder of Rights upon the occurrence of any purported exercise as set forth in this Section 7 unless such registered holder shall have (i) completed and signed the certificate contained in the form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such exercise, and
(ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request.

     Section 8. Cancellation and Destruction of Right Certificates. All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all cancelled Right Certificates to the Company.

     Section 9.  Reservation and Availability of Preferred Stock.

         (a) The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued shares of Preferred Stock or any authorized and issued shares of Preferred Stock held in its treasury, the number of shares of Preferred Stock that will be sufficient to permit the exercise in full of all outstanding and exercisable Rights.

         (b) The Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares of Preferred Stock issued or reserved for issuance to be listed, upon official notice of issuance, upon the principal national securities exchange, if any, upon which the Common Stock is listed or, if the principal market for the Common Stock is not on any national securities exchange, to be eligible for quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or any successor thereto or other comparable quotation system.

         (c)  The Company shall use its best efforts to
(i) file, as soon as practicable following the earliest date after the occurrence of a Section 11(a)(ii) Event on which the consideration to be delivered by the Company upon exercise of the Rights has been determined in accordance with
Section 11(a)(iii) hereof, or as soon as required by law following the Distribution Date, as the case may be, a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities purchasable upon exercise of the Rights on an appropriate form,
(ii) cause such registration statement to become effective as soon as practicable after such filing and (iii) cause such registration statement to remain effective (with a prospectus that at all times meets the requirements of the Securities Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for such securities or (B) the Expiration Date. The Company will also take such action as may be appropriate under, and which will ensure compliance with, the securities or "blue sky" laws of the various states in connection with the exercisability of the Rights. The Company may temporarily suspend, for a period of time not to exceed ninety (90) days after the date determined in accordance with the provisions of the first sentence of this Section 9(c), the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective. Upon such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect, in each case with prompt written notice to the Rights Agent. Notwithstanding any such provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction unless the requisite qualification in such jurisdiction shall have been obtained.

         (d) The Company covenants and agrees that it will take all such action as may be necessary to ensure that all shares of Preferred Stock delivered upon the exercise of the Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Price), be duly and validly authorized and issued and fully paid and nonassessable.

         (e) The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any certificates for shares of Preferred Stock upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a person other than, or in respect of the issuance or delivery of securities in a name other than that of, the registered holder of the Right Certificates evidencing Rights surrendered for exercise or to issue or deliver any certificates for securities in a name other than that of the registered holder upon the exercise of any Rights until such tax shall have been paid (any such tax being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Company's satisfaction that no such tax is due.

     Section 10. Preferred Stock Record Date. Each Person in whose name any certificate for Preferred Stock is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the shares of Preferred Stock represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Exercise Price (and any applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the Preferred Stock transfer books of the Company are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Stock transfer books of the Company are open. Prior to the exercise of the Right evidenced thereby, the holder of a Right Certificate shall not be entitled to any rights of a shareholder of the Company with respect to shares for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

     Section 11. Adjustment of Exercise Price, Number and Kind of Shares or Number of Rights. The Exercise Price, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

         (a) (i) In the event the Company shall at any time after the date of this Agreement (A) declare a dividend on the Preferred Stock payable in shares of Preferred Stock,
    (B) subdivide the outstanding Preferred Stock, (C) combine the outstanding Preferred Stock into a smaller number of shares or (D) issue any shares of its capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a) and Section 7(e) hereof, the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Stock transfer books of the Company were open, he would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that in no event shall the consideration to be paid upon the exercise of a Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of a Right. If an event occurs which would require an adjustment under both
    Section 11(a)(i) and Section 11(a)(ii) hereof, the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii) hereof.

             (ii)  Subject to the provisions of Section 24
    hereof, in the event

                   (A)  any Person, alone or together with its
         Affiliates and Associates, shall become an Acquiring
         Person, or

                   (B)  the Board of Directors of the Company,
         by majority vote, shall declare any Person to be an Adverse Person, after (x) a determination that such Person, alone or together with its Affiliates and Associates, has become the Beneficial Owner of 10% or more of the outstanding shares of Common Stock and
         (y) a determination by the Board of Directors, after reasonable inquiry and investigation, including such consultation, if any, with such persons as such directors shall deem appropriate, that (a) such Beneficial Ownership by such Person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the Common Stock beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of transactions which would provide such Person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its shareholders, but for the actions and possible actions of such Person, would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such Beneficial Ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company; provided, however, that the Board of Directors of the Company may not declare a Person to be an Adverse Person if, prior to the time that such Person acquired 10% or more of the shares of Common Stock then outstanding, such Person provided to the Board of Directors in writing a statement of such Person's purpose and intentions in connection with the proposed acquisition of Common Stock, together with any other information reasonably requested of such Person by the Board of Directors, and the Board of Directors, based on such statement and reasonable inquiry and investigation, including such consultation, if any, with such Person as the Board of Directors shall deem appropriate, determines to notify and notifies such Person in writing that it will not declare such Person to be an Adverse Person; provided further, that the Board of Directors may expressly condition in any manner a determination not to declare a Person an Adverse Person on such conditions as the Board of Directors may select, including without limitation, such Person's not acquiring more than a specified amount of stock and/or on such Person's not taking actions inconsistent with the purposes and intentions disclosed by such Person in the statement provided to the Board of Directors. No delay or failure by the Board of Directors to declare a Person to be an Adverse Person shall in any way waive or otherwise affect the power of the Board of Directors subsequently to declare a Person to be an Adverse Person. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, including consultation with such Persons as the Board of Directors shall deem appropriate, that such Person has not met or complied with any condition specified by the Board of Directors, the Board of Directors may at any time thereafter declare such Person to be an Adverse Person pursuant to the provisions of this
         Section 11(a)(ii)(B),

    then, and in each such case, promptly following any such occurrence, proper provision shall be made so that each holder of a Right, except as provided in Section 7(e) hereof, shall thereafter have a right to receive, upon exercise thereof at the then current Exercise Price in accordance with the terms of this Agreement, such number of shares of Preferred Stock of the Company as shall equal the result obtained by (x) multiplying the then current Exercise Price by the then number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event and dividing that product by (y) 50% of the Fair Market Value per one one-thousandth of a share of the Preferred Stock (determined pursuant to Section 11(d)) on the date of the occurrence of any one of the events listed above in this Section 11(a)(ii).

              (iii) In the event that there shall not be sufficient authorized but unissued shares of Preferred Stock to permit the exercise in full of the Rights in accordance with the foregoing Section 11(a)(ii), the Company shall take all action as may be necessary to authorize and reserve for issuance such number of additional shares of Preferred Stock as may from time to time be required to be issued upon the exercise in full of all Rights outstanding and, if necessary, shall use its best efforts to obtain shareholder approval thereof. Notwithstanding the foregoing provisions of this Section 11(a)(iii), in lieu of issuing shares of Preferred Stock in accordance with Section 11(a)(ii) hereof, if a majority of the Directors then in office determines that such action is necessary or appropriate and is not contrary to the interests of the holders of the Rights, they may elect to cause the Company to pay, and if sufficient shares of Preferred Stock cannot be issued for such purpose in accordance with the provisions hereof, the Company shall issue or pay upon the exercise of the Rights, cash, property, debt securities, shares of preferred stock or common stock, or any combination thereof, having an aggregate Fair Market Value equal to the Fair Market Value of the shares of Preferred Stock which otherwise would have been issuable pursuant to Section 11(a)(ii). Any such election by a majority of the Directors of the Company must be made and publicly announced within 30 days of the date on which any Section 11(a)(ii) Event first occurs following the Stock Acquisition Date.

         (b) If the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Preferred Stock entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Preferred Stock (or securities having the same or more favorable rights, privileges and preferences as the shares of Preferred Stock ("preferred stock equivalents")) or securities convertible into Preferred Stock or preferred stock equivalents at a price per share of Preferred Stock or per share of preferred stock equivalents (or having a conversion price per share, if a security convertible into Preferred Stock or preferred stock equivalents) less than the Fair Market Value (as determined pursuant to Section 11(d) hereof) per share of Preferred Stock on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Preferred Stock outstanding on such record date, plus the number of shares of Preferred Stock which the aggregate offering price of the total number of shares of Preferred Stock to be offered (and the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Fair Market Value and the denominator of which shall be the number of shares of Preferred Stock outstanding on such record date, plus the number of additional shares of Preferred Stock and preferred stock equivalents to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of a Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of a Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be the Fair Market Value thereof determined in accordance with Section 11(d) hereof. Shares of Preferred Stock owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such rights or warrants are not so issued, the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

         (c) If the Company shall fix a record date for the making of a distribution to all holders of Preferred Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness, cash (other than a regular periodic cash dividend out of the earnings or retained earnings of the Company), assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock) or convertible securities, subscription rights or warrants (excluding those referred to in Section 11(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Fair Market Value (as determined pursuant to Section 11(d) hereof) per one one-thousandth of a share of Preferred Stock on such record date, less the Fair Market Value (as determined pursuant to Section 11(d) hereof) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such convertible securities, subscription rights or warrants applicable to one one-thousandth of a share of Preferred Stock and the denominator of which shall be the Fair Market Value (as determined pursuant to Section 11(d) hereof) per one one-thousandth of a share of Preferred Stock; provided, however, that in no event shall the consideration to be paid upon the exercise of a Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of a Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Exercise Price shall again be adjusted to be the Exercise Price which would be in effect if such record date had not been fixed.

         (d) For the purpose of this Agreement, the "Fair Market Value" of any share of Preferred Stock, Common Stock or any other stock or any Right or other security or any other property shall be determined as provided in this Section 11(d).

              (i) In the case of a publicly-traded stock or other security, the Fair Market Value on any date shall be deemed to be the average of the daily closing prices per share of such stock or per unit of such other security for the 30 consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date; provided, however, that in the event that the Fair Market Value per share of any share of stock is determined during a period following the announcement by the issuer of such stock of (x) a dividend or distribution on such stock payable in shares of such stock or securities convertible into shares of such stock or (y) any subdivision, combination or reclassification of such stock, and prior to the expiration of the 30 Trading Day period after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the Fair Market Value shall be properly adjusted to take into account ex-dividend trading. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the securities are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such security is listed or admitted to trading; or, if not listed or admitted to trading on any national securities exchange, the last quoted price (or, if not so quoted, the average of the last quoted high bid and low asked prices) in the over-the-counter market, as reported by NASDAQ or such other system then in use; or, if on any such date no bids for such security are quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such security selected by the Board of Directors of the Company. If on any such date no market maker is making a market in such security, the Fair Market Value of such security on such date shall be determined reasonably and with utmost good faith to the holders of the Rights by the Board of Directors of the Company, provided, however, that if at the time of such determination there is an Acquiring Person or an Adverse Person, the Fair Market Value of such security on such date shall be determined by a nationally recognized investment banking firm selected by the Board of Directors, which determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. The term "Trading Day" shall mean a day on which the principal national securities exchange on which such security is listed or admitted to trading is open for the transaction of business or, if such security is not listed or admitted to trading on any national securities exchange, a Business Day.

              (ii) If a security is not publicly held or not so listed or traded, "Fair Market Value" shall mean the fair value per share of stock or per other unit of such security, determined reasonably and with utmost good faith to the holders of the Rights by the Board of Directors of the Company, provided, however, that if at the time of such determination there is an Acquiring Person or an Adverse Person, the Fair Market Value of such security on such date shall be determined by a nationally recognized investment banking firm selected by the Board of Directors, which determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights; provided, however, that for the purposes of making any adjustment provided for by
         Section 11(a)(ii) hereof, the Fair Market Value of a share of Preferred Stock shall not be less than the product of the then Fair Market Value of a share of Common Stock multiplied by the higher of the then Dividend Multiple or Vote Multiple (as both of such terms are defined in the Certificate of Designation attached as Exhibit A hereto) applicable to the Preferred Stock and shall not exceed 105% of the product of the then Fair Market Value of a share of Common Stock multiplied by the higher of the then Dividend Multiple or Vote Multiple applicable to the Preferred Stock.

              (iii)     In the case of property other than
         securities, the Fair Market Value thereof shall be determined reasonably and with utmost good faith to the holders of Rights by the Board of Directors of the Company, provided, however, that if at the time of such determination there is an Acquiring Person or an Adverse Person, the Fair Market Value of such property on such date shall be determined by a nationally recognized investment banking firm selected by the Board of Directors, which determination shall be described in a statement filed with the Rights Agent and shall be binding upon the Rights Agent and the holders of the Rights.

         (e) Anything herein to the contrary notwithstanding, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest hundred-thousandth of a share of Common Stock or ten-millionth of a share of Preferred Stock, as the case may be, or to such other figure as the Board of Directors may deem appropriate. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three (3) years from the date of the transaction which mandates such adjustment or (ii) the Expiration Date.

         (f) If as a result of any provision of Section 11(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Preferred Stock, thereafter the number of such other shares so receivable upon exercise of any Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Stock contained in Section 11(a), (b),
(c), (e), (g) through (k) and (m), inclusive, and the provisions of Sections 7, 9, 10, 13 and 14 hereof with respect to the Preferred Stock shall apply on like terms to any such other shares.

         (g) All Rights originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of one one-thousandths of a share of Preferred Stock purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

         (h) Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Exercise Price as a result of the calculations made in
Section 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of one one-thousandths of a share of Preferred Stock (calculated to the nearest one ten-millionth) obtained by (i) multiplying
(x) the number of one one-thousandths of a share of Preferred Stock for which a Right may be exercisable immediately prior to this adjustment by (y) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price and (ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

         (i) The Company may elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in substitution for any adjustment in the number of shares of Preferred Stock purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one one-hundred-thousandth) obtained by dividing the Exercise Price in effect immediately prior to adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made.
This record date may be the date on which the Exercise Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Exercise Price) and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

         (j) Irrespective of any adjustment or change in the Exercise Price or the number of one one-thousandths of a share of Preferred Stock issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Exercise Price per share and the number of shares which were expressed in the initial Right Certificates issued hereunder.

         (k) Before taking any action that would cause an adjustment reducing the Exercise Price below the then stated value, if any, of the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Preferred Stock at such adjusted Exercise Price.

         (l) In any case in which this Section 11 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuing to the holder of any Right exercised after such record date the number of one one-thousandths of a share of Preferred Stock or other capital stock or securities of the Company, if any, issuable upon such exercise over and above the number of one one-thousandths of a share of Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

         (m) Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Preferred Stock, issuance wholly for cash of any shares of Preferred Stock at less than the Fair Market Value, issuance wholly for cash of shares of Preferred Stock or securities which by their terms are convertible into or exchangeable for shares of Preferred Stock, stock dividends or issuance of rights, options or warrants referred to hereinabove in this Section 11, hereafter made by the Company to holders of its Preferred Stock, shall not be taxable to such shareholders.

         (n) The Company covenants and agrees that it shall not, at any time after the Distribution Date and so long as the Rights have not been redeemed pursuant to Section 23 hereof or exchanged pursuant to Section 24 hereof, (i) consolidate with,
(ii) merge with or into, or (iii) sell or transfer (or permit any Subsidiary to sell or transfer), in one transaction or a series of related transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries taken as a whole, to any other Person or Persons if (x) at the time of or immediately after such consolidation, merger or sale there are any rights, warrants or other instruments outstanding or agreements or arrangements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights, or (y) prior to, simultaneously with or immediately after such consolidation, merger or sale the shareholders of a Person who constitutes, or would constitute, the "Principal Party" for the purposes of Section 13(a) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates and Associates. The Company further covenants and agrees that after the Distribution Date it will not, except as permitted by Section 23 or Section 27 hereof, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights.

         (o) In the event the Company shall at any time after the date of this Agreement and prior to the Distribution Date
(i) declare or pay any dividend on the outstanding Common Stock payable in shares of Common Stock or (ii) effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of dividends in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in any such case (A) the number of one one-thousandths of a share of Preferred Stock purchasable after such event upon proper exercise of each Right shall be determined by multiplying the number of one one-thousandths of a share of Preferred Stock so purchasable immediately prior to such event by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which is the number of shares of Common Stock outstanding immediately after such event, and (B) each share of Common Stock outstanding immediately after such event shall have issued with respect to it that number of Rights which each share of Common Stock outstanding immediately prior to such event had issued with respect to it. The adjustments provided for in this Section 11(o) shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination or consolidation is effected.

         (p) The exercise of Rights under Section 11(a)(ii) shall only result in the loss of rights under Section 11(a)(ii) to the extent so exercised and shall not otherwise affect the rights of holders of Right Certificates under this Rights Agreement, including rights to purchase securities of the Principal Party following a Section 13 Event which has occurred or may thereafter occur, as set forth in Section 13 hereof.
Upon exercise of a Right Certificate under Section 11(a)(ii), the Rights Agent shall return such Right Certificate duly marked to indicate that such exercise has occurred.

     Section 12. Certificate of Adjusted Exercise Price or Number of Shares. Whenever an adjustment is made as provided in
Section 11 or Section 13 hereof, the Company shall (a) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment, (b) promptly file with the Rights Agent and with each transfer agent for the Preferred Stock and the Common Stock a copy of such certificate and (c) mail a brief summary thereof to each holder of a Right Certificate in accordance with Section 26 hereof.
The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment contained therein and shall not be deemed to have knowledge of any such adjustment unless and until it shall have received such certificate.

     Section 13.  Consolidation, Merger or Sale or Transfer of
Assets or Earning Power.

         (a) In the event that, following the Stock Acquisition Date, directly or indirectly, (x) the Company shall consolidate with, or merge with and into, any other Person (other than a Subsidiary of the Company in a transaction which is not prohibited by Section 11(n) hereof), and the Company shall not be the continuing or surviving corporation of such consolidation or merger, (y) any Person (other than a Subsidiary of the Company in a transaction which is not prohibited by Section 11(n) hereof) shall consolidate with the Company, or merge with and into the Company and the Company shall be the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, or (z) the Company shall sell, mortgage or otherwise transfer (or one or more of its Subsidiaries shall sell, mortgage or otherwise transfer), in one transaction or a series of related transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company or any Subsidiary of the Company in one or more transactions, each of which is not prohibited by Section 11(n) hereof), then, and in each such case, proper provision shall be made so that: (i) each holder of a Right, except as provided in Section 7(e) hereof, shall have the right to receive, upon the exercise thereof at the then current Exercise Price in accordance with the terms of this Agreement, such number of validly authorized and issued, fully paid and nonassessable shares of freely tradeable Common Stock of the Principal Party (as hereinafter defined in Section 13(b)), free and clear of rights of call or first refusal, liens, encumbrances or other adverse claims, as shall be equal to the result obtained by (1) multiplying the then current Exercise Price by the number of one one-thousandths of a share of Preferred Stock for which a Right is exercisable immediately prior to the first occurrence of a Section 13 Event, and dividing that product by (2) 50% of the Fair Market Value (determined pursuant to Section 11(d) hereof) per share of the Common Stock of such Principal Party on the date of consummation of such consolidation, merger, sale or transfer; (ii) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, sale, mortgage or transfer, all the obligations and duties of the Company pursuant to this Agreement; (iii) the term "Company" shall thereafter be deemed to refer to such Principal Party, it being specifically intended that the provisions of Section 11 hereof shall apply to such Principal Party; and (iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of shares of its Common Stock to permit exercise of all outstanding Rights in accordance with this Section 13(a) and the making of payments in cash and/or other securities in accordance with Section 11(a)(iii) hereof) in connection with such consummation as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its shares of Common Stock thereafter deliverable upon the exercise of the Rights.

         (b)  "Principal Party" shall mean

              (i) in the case of any transaction described in clause (x) or (y) of the first sentence of Section 13(a), the Person that is the issuer of any securities into which shares of Common Stock of the Company are converted in such merger or consolidation, and if no securities are so issued, the Person that is the other party to the merger or consolidation; and

              (ii) in the case of any transaction described in clause (z) of the first sentence of Section 13(a), the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions;

provided, however, that in any such case, (x) if the Common Stock of such Person is not at such time and has not been continuously over the preceding 12-month period registered under
Section 12 of the Exchange Act, and such Person is a direct or indirect Subsidiary or Affiliate of another Person the Common Stock of which is and has been so registered, "Principal Party" shall refer to such other Person; (y) in case such Person is a direct or indirect Subsidiary or Affiliate of more than one Person, the Common Stocks of two or more of which are and have been so registered, "Principal Party" shall refer to whichever of such Persons is the issuer of the Common Stock having the greatest aggregate market value of shares outstanding; and
(z) in case such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in (x) and (y) above shall apply to each of the chains of ownership having an interest in such joint venture as if such party were a "Subsidiary" of both or all of such joint venturers and the Principal Parties in each such chain shall bear the obligations set forth in this Section 13 in the same ratio as their direct or indirect interests in such Person bear to the total of such interests.

         (c) The Company shall not consummate any such consolidation, merger, sale or transfer unless prior thereto (x) the Principal Party shall have a sufficient number of authorized shares of its Common Stock, which have not been issued or reserved for issuance, to permit the exercise in full of the Rights in accordance with this Section 13, and (y) the Company and each Principal Party and each other Person who may become a Principal Party as a result of such consolidation, merger, sale or transfer shall have executed and delivered to the Rights Agent a supplemental agreement providing for the terms set forth in Section 13(a) and (b) and further providing that, as soon as practicable after the date of any consolidation, merger, sale or transfer of assets mentioned in Section 13(a), the Principal Party at its own expense will:

              (i) prepare and file a registration statement under the Securities Act with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, use its best efforts to cause such registration statement to become effective as soon as practicable after such filing and use its best efforts to cause such registration statement to remain effective (with a prospectus that at all times meets the requirements of the Securities Act) until the Expiration Date;

              (ii) use its best efforts to qualify or register the Rights and the securities purchasable upon exercise of the Rights under the blue sky laws of such jurisdictions as may be necessary or appropriate;

              (iii)     use its best efforts to list (or
    continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on a national securities exchange or to meet the eligibility requirements for quotation on NASDAQ; and

              (iv) deliver to holders of the Rights historical financial statements for the Principal Party and each of its Affiliates which comply in all material respects with the requirements for registration on Form 10 under the Exchange Act.

The provisions of this Section 13 shall similarly apply to successive mergers or consolidations or sales or other transfers.

     Section 14.  Fractional Rights and Fractional Shares.

         (a) The Company shall not be required to issue fractions of Rights, except prior to the Distribution Date as provided in Section 11(o) hereof, or to distribute Right Certificates which evidence fractional Rights. If the Company elects not to issue such fractional Rights, the Company shall pay, in lieu of such fractional Rights, to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Fair Market Value of a whole Right, as determined pursuant to Section 11(d) hereof.

         (b) The Company shall not be required to issue fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) upon exercise of the Rights or to distribute certificates which evidence fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock). In lieu of fractional shares of Preferred Stock that are not integral multiples of one one-thousandth of a share of Preferred Stock, the Company may pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the Fair Market Value of one one-thousandth of a share of Preferred Stock. For purposes of this Section 14(b), the Fair Market Value of one one-thousandth of a share of Preferred Stock shall be determined pursuant to Section 11(d) hereof for the Trading Day immediately prior to the date of such exercise.

         (c) The holder of a Right by the acceptance of the Rights expressly waives his right to receive any fractional
Rights or any fractional shares upon exercise of a Right, except as permitted by this Section 14.

     Section 15. Rights of Action. All rights of action in respect of this Agreement, other than rights of action vested in the Rights Agent pursuant to Sections 18 and 20 hereof, are vested in the respective registered holders of the Right Certificates (or, prior to the Distribution Date, the registered holders of the Common Stock); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Common Stock), without the consent of the Right Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Stock), may, on his own behalf and for his own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, his right to exercise the Right evidenced by such Right Certificate in the manner provided in such Right Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations hereunder and injunctive relief against actual or threatened violations of the obligations hereunder of any Person subject to this Agreement. Holders of Rights shall be entitled to recover the reasonable costs and expenses, including attorneys' fees, incurred by them in any action to enforce the provisions of this Agreement.

     Section 16.  Agreement of Right Holders.  Every holder of a
Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

         (a) prior to the Distribution Date, each Right will be transferable only simultaneously and together with the transfer of shares of Common Stock;

         (b)  after the Distribution Date, the Right
Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office or offices of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer;

         (c) the Company and the Rights Agent may deem and treat the person in whose name a Right Certificate (or, prior to the Distribution Date, the associated Common Stock certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the associated Common Stock certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary; and

         (d) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as the result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligations; provided, however, that the Company must use its best efforts to have any such order, decree or ruling lifted or otherwise overturned as soon as possible.

     Section 17. Right Certificate Holder Not Deemed a Shareholder. No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the shares of Preferred Stock or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 25 hereof), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions hereof.

     Section 18.  Concerning the Rights Agent.

         (a) The Company agrees to pay to the Rights Agent such compensation as shall be agreed to in writing between the Company and the Rights Agent for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and disbursements and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly. The provisions of this Section 18(a) shall survive the expiration of the Rights and the termination of this Agreement.

         (b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any Right Certificate or certificate for Common Stock, Preferred Stock, or other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed and executed by the proper Person or Persons.

         (c) The Rights Agent shall not be liable for consequential damages under any provision of this Agreement or for any consequential damages arising out of any act or failure to act hereunder.

     Section 19.  Merger or Consolidation or Change of Name of
Rights Agent.

         (a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation succeeding to the corporate trust or shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor or in the name of the successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

         (b) In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

     Section 20. Duties of Rights Agent. The Rights Agent undertakes the duties and obligations expressly imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

         (a) The Rights Agent may consult with legal counsel selected by it (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

         (b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including, without limitation, the identity of any Acquiring Person or Adverse Person and the determination of "Fair Market Value") be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof shall be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, a Vice Chairman of the Board, the President, a Vice President, the Treasurer, any Assistant Treasurer, the Secretary or an Assistant Secretary of the Company and delivered to the Rights Agent. Any such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

         (c) The Rights Agent shall be liable hereunder only for its own gross negligence, bad faith or willful misconduct.

         (d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

         (e)  The Rights Agent shall not be under any
responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 7(e) hereof) or any adjustment required under the provisions of Sections 11, 13 or 23(c) hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after receipt of a certificate describing any such adjustment furnished in accordance with Section 12 hereof), nor shall it be responsible for any determination by the Board of Directors of the Company of the Fair Market Value of the Rights or Preferred Stock pursuant to the provisions of Section 14 hereof; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock or Preferred Stock to be issued pursuant to this Agreement or any Right Certificate or as to whether any shares of Common Stock or Preferred Stock will, when so issued, be validly authorized and issued, fully paid and nonassessable.

         (f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

         (g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder and certificates delivered pursuant to any provision hereof from any person believed by the Rights
Agent to be the Chairman of the Board, any Vice Chairman of the Board, the President, a Vice President, the Clerk, an Assistant Clerk, the Treasurer or an Assistant Treasurer of the Company, and is authorized to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent under this Agreement and the date on or after which such action shall be taken or such omission shall be effective. The Rights Agent shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than five Business Days after the date any officer of the Company actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

         (h) The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

         (i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company or to the holders of the Rights resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

         (j) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

         (k) If, with respect to any Right Certificate surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has either not been completed or indicates an affirmative response to clause (1) or clause (2) thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company.

     Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days' notice in writing mailed to the Company by first class mail. The Company may remove the Rights Agent or any successor Rights Agent (with or without cause) upon thirty (30) days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock and Preferred Stock by registered or certified mail, and to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the incumbent Rights Agent or the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be
(a) a corporation organized and doing business under the laws of the United States or of the Commonwealth of Massachusetts or the State of New York (or of any other state of the United States so long as such corporation is authorized to do business as a banking institution in the Commonwealth of Massachusetts or the State of New York), in good standing, which is authorized under such laws to exercise stock transfer or corporate trust powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50,000,000 or
(b) an Affiliate of a corporation described in clause (a) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock and the Preferred Stock, and mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

     Section 22. Issuance of New Right Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Exercise Price per share and the number or kind or class of shares of stock or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of shares of Common Stock following the Distribution Date and prior to the redemption or expiration of the Rights, the Company (a) shall, with respect to shares of Common Stock so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities hereafter issued by the Company, and (b) may, in any other case, if deemed necessary or appropriate by the Board of Directors of the Company, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Right Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the person to whom such Right Certificate would be issued, and (ii) no such Right Certificate shall be issued if, and to the extent that, appropriate adjustments shall otherwise have been made in lieu of the issuance thereof.

     Section 23.  Redemption and Termination.

         (a) The Board of Directors of the Company may, at its option, redeem all but not less than all of the then outstanding Rights at a redemption price of $0.01 per Right, appropriately adjusted to reflect any dividend declared or paid on the Common Stock in shares of Common Stock or any subdivision or combination of the outstanding shares of Common Stock or similar event occurring after the date of this Agreement (such redemption price, as adjusted from time to time, being hereinafter referred to as the "Redemption Price"). The Rights may be redeemed only until the earliest to occur of (i) 5:00 P.M., Boston, Massachusetts time, on the tenth Business Day after the Stock Acquisition Date, (ii) the declaration by the Board of Directors that any Person is an Adverse Person or (iii) the Final Expiration Date.

         (b) Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price for each Right so held. Promptly after the action of the Board of Directors ordering the redemption of the Rights, the Company shall give notice of such redemption to the Rights Agent and the holders of the then outstanding Rights by mailing such notice to the Rights Agent and to all such holders at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the Transfer Agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or Section 24 hereof or in connection with the purchase of shares of Common Stock prior to the Distribution Date.

         (c) The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the Fair Market Value of the Common Stock as of the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors.

         (d) In the event the Company shall at any time after the date of this Rights Agreement (i) pay any dividend on Common Stock in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock into a greater number of shares or (iii) combine the outstanding shares of Common Stock into a smaller number of shares of the outstanding shares of Common Stock, then and in each such event the Redemption Price after such event shall equal the Redemption Price immediately prior to such event multiplied by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which is the number of shares of Common Stock outstanding immediately after such event; provided, however, that in each case such adjustment to the Redemption Price shall be made only if the amount of the Redemption Price shall be reduced or increased by $0.001 per Right.

     Section 24.  Exchange.

         (a) The Board of Directors of the Company may, at its option, at any time on or after the occurrence of a Section 11(a)(ii) Event, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 7(e) hereof) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than an Exempt Person), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Common Stock of the Company.

         (b) Immediately upon the action of the Company ordering the exchange of any Rights pursuant to subsection (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give notice of any such exchange in accordance with Section 26 hereof; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. Each such notice of exchange will state the method by which the exchange of the shares of Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 7(e) hereof) held by each holder of Rights.

         (c) In any exchange pursuant to this Section 24, the Company, at its option, may substitute Preferred Stock (or preferred stock equivalent, as such term is defined in Section 11(b) hereof) for Common Stock exchangeable for Rights, at the initial rate of one one-thousandth of a share of Preferred Stock (or preferred stock equivalent) for each share of Common Stock, as appropriately adjusted to reflect adjustments in the voting rights of the Preferred Stock pursuant to the terms thereof, so that the fraction of a share of Preferred Stock delivered in lieu of each share of Common Stock shall have the same voting rights as one share of Common Stock.

         (d) In the event that there shall not be sufficient shares of Common Stock or Preferred Stock (or preferred stock equivalent) issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize additional shares of Common Stock or Preferred Stock (or preferred stock equivalent) for issuance upon exchange of the Rights.

         (e) The Company shall not be required to issue fractions of Common Stock or to distribute certificates which evidence fractional shares of Common Stock. If the Company elects not to issue such fractional shares of Common Stock, the Company shall pay, in lieu of such fractional shares of Common Stock, to the registered holders of the Right Certificates with regard to which such fractional shares of Common Stock would otherwise be issuable, an amount in cash equal to the same fraction of the Fair Market Value of a whole share of Common Stock. For the purposes of this paragraph (e), the Fair Market Value of a whole share of Common Stock shall be the closing price of a share of Common Stock (as determined pursuant to the second sentence of Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of exchange pursuant to this
Section 24.

     Section 25.  Notice of Certain Events.

         (a) In case the Company shall propose, at any time after the Distribution Date, (i) to pay any dividend payable in stock of any class to the holders of Preferred Stock or to make any other distribution to the holders of Preferred Stock (other than a regular periodic cash dividend out of earnings or retained earnings of the Company), or (ii) to offer to the holders of Preferred Stock rights or warrants to subscribe for or to purchase any additional shares of Preferred Stock or shares of stock of any class or any other securities, rights or options, or (iii) to effect any reclassification of its Preferred Stock (other than a reclassification involving only the subdivision of outstanding shares of Preferred Stock), or
(iv) to effect any consolidation or merger into or with, or to effect any sale, mortgage or other transfer (or to permit one or more of its Subsidiaries to effect any sale, mortgage or other transfer), in one transaction or a series of related transactions, of 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person (other than a Subsidiary of the Company in one or more transactions each of which is not prohibited by Section 11(n) hereof), or (v) to effect the liquidation, dissolution or winding up of the Company, (vi) to declare or pay any dividend on the Common Stock payable in Common Stock or to effect a subdivision, combination or consolidation of the Common Stock (by reclassification or otherwise than by payment of dividends in Common Stock) then in each such case, the Company shall give to each holder of a Right Certificate and to the Rights Agent, in accordance with Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the shares of Common Stock and/or Preferred Stock, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least twenty (20) days prior to the record date for determining holders of the shares of Preferred Stock for purposes of such action, and in the case of any such other action, at least twenty (20) days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the shares of Common Stock and/or Preferred Stock, whichever shall be the earlier.

         (b) In case any Section 11(a)(ii) Event shall occur, then, in any such case, the Company shall as soon as practicable thereafter give to each registered holder of a Right Certificate and to the Rights Agent, in accordance with Section 26 hereof, a notice of the occurrence of such event, which shall specify the event and the consequences of the event to holders of Rights under Section 11(a)(ii) hereof.

     Section 26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

         The First National Bank of Boston
         150 Royall Street, Mail Stop 45-02-16
         Canton, MA  02021
         Attention: Shareholder Services Division

Subject to the provisions of Section 21, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

         Alpha-Beta Technology, Inc.
         One Innovation Drive
         Worcester, MA  01605

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate (or, prior to the Distribution Date, to the holder of any certificate representing shares of Common Stock) shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

     Section 27. Supplements and Amendments. Prior to the Distribution Date, the Company and the Rights Agent shall, if the Company so directs, supplement or amend any provision of this Agreement as the Company may deem necessary or desirable without the approval of any holders of certificates representing shares of Common Stock. From and after the Distribution Date, the Company and the Rights Agent shall, if the Company so directs, supplement or amend this Agreement without the approval of any holder of Right Certificates in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, (iii) to shorten or lengthen any time period hereunder, or (iv) to change or supplement the provisions hereof in any manner which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person, Adverse Person or any Affiliate or Associate of an Acquiring Person or Adverse Person); provided, however, that from and after the Distribution Date this Agreement may not be supplemented or amended to lengthen, pursuant to clause (iii) of this sentence, (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and the benefits to, the holders of Rights. Without limiting the foregoing, the Company may at any time prior to such time as any Person becomes an Acquiring Person amend this Agreement to lower the threshold set forth in Section 1(a) to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Stock then known by the Company to be beneficially owned by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Common Stock for or pursuant to the terms of any such plan) and
(ii) 10%. Upon the delivery of such certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Stock. Notwithstanding any other provision hereof, the Rights Agent's consent must be obtained regarding any amendment or supplement pursuant to this Section 27 which alters the Rights Agent's rights or duties.

     Section 28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

     Section 29. Determinations and Actions by the Board of Directors. For all purposes of this Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding shares of Common Stock of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the Rules under the Exchange Act as in effect on the date hereof. The Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board or to the Company, or as may be necessary or advisable in the administration of this Agreement, including without limitation, the right and power to (i) interpret the provisions of this Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not redeem the Rights or to amend the Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties, and (y) not subject any member of the Board of Directors to any liability to the holders of the Rights or to any other person.

     Section 30. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any person or corporation other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Stock) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, registered holders of the Common Stock).

     Section 31. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that notwithstanding anything in this Agreement to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board of Directors of the Company determines in its good faith judgment that severing the invalid language from the Agreement would adversely affect the purpose or effect of the Agreement, the right of redemption set forth in Section 23 hereof shall be reinstated and shall not expire until the close of business on the tenth day following the date of such determination by the Board of Directors.

     Section 32. Governing Law. This Agreement, each Right and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of The Commonwealth of Massachusetts and for all purposes shall be governed by and construed in accordance with the laws of such Commonwealth applicable to contracts to be made and to be performed entirely within Commonwealth.

     Section 33. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     Section 34. Descriptive Headings. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.


ATTEST:                         ALPHA-BETA TECHNOLOGY, INC.



By:                             By: /s/ Spires Jamas

                                   Name: Spires Jamas
                                   Title: President, CEO





ATTEST:                         THE FIRST NATIONAL BANK OF
                                  BOSTON, as Rights Agent



By:                             By: /s/ Katherine S. Anderson

                                   Name:  Katherine S. Anderson
                                   Title:  Adminstration Manager


141873.c1

              [Exhibit A to Shareholder's Rights Agreement]

                                Exhibit A


                             VOTE OF DIRECTORS
                               ESTABLISHING
                             SERIES A JUNIOR
                         PARTICIPATING CUMULATIVE
                              PREFERRED STOCK

                                    of

                         ALPHA-BETA TECHNOLOGY, INC.


     Pursuant to Section 26 of Chapter 156B of the General Laws of the Commonwealth of Massachusetts:

     VOTED, that pursuant to authority conferred upon and vested in the Board of Directors by the Articles of Organization, as amended (the "Articles"), of Alpha-Beta Technology, Inc. (the "Corporation"), the Board of Directors hereby establishes and designates a series of Preferred Stock of the Corporation, and hereby fixes and determines the relative rights and preferences of the shares of such series, in addition to those set forth in the Articles, as follows:

     Section 1. Designation and Amount. The shares of such series shall be designated as "Series A Junior Participating Cumulative
Preferred Stock" (the "Series A Junior Preferred Stock"), and the number of shares constituting such series shall be 250,000.

     Section 2.  Dividends and Distributions.

     (A) (i) Subject to the rights of the holders of any shares of any series of preferred stock (or any similar stock) ranking prior and superior to the Series A Junior Preferred Stock with respect to dividends, the holders of shares of Series A Junior Preferred Stock, in preference to the holders of shares of common stock and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provisions for adjustment hereinafter set forth, 1000 times the aggregate per share amount of all cash dividends, and 1000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock (by reclassification or otherwise), declared on the common stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Preferred Stock. The multiple of cash and non-cash dividends declared on the common stock to which holders of the Series A Junior Preferred Stock are entitled, which shall be 1000 initially but which shall be adjusted from time to time as hereinafter provided, is hereinafter referred to as the "Dividend Multiple." In the event the Corporation shall at any time after February 2, 1995 (the "Rights Declaration Date")
(i) declare or pay any dividend on common stock payable in shares of common stock, or (ii) effect a subdivision or combination or consolidation of the outstanding shares of common stock (by reclassification or otherwise than by payment of a dividend in shares of common stock) into a greater or lesser number of shares of common stock, then in each such case the Dividend Multiple thereafter applicable to the determination of the amount of dividends which holders of shares of Series A Junior Preferred Stock shall be entitled to receive shall be the Dividend Multiple applicable immediately prior to such event multiplied by a fraction, the numerator of which is the number of shares of common stock outstanding immediately after such event and the denominator of which is the number of shares of common stock that were outstanding immediately prior to such event.

         (ii) Notwithstanding anything else contained in this paragraph (A), the Corporation shall, out of funds legally available for that purpose, declare a dividend or distribution on the Series A Junior Preferred Stock as provided in this paragraph
(A) immediately after it declares a dividend or distribution on the common stock (other than a dividend payable in shares of common stock); provided that, in the event no dividend or distribution shall have been declared on the common stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share on the Series A Junior Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

     (B) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix in accordance with applicable law a record date for the determination of holders of shares of Series A Junior Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than such number of days prior to the date fixed for the payment thereof as may be allowed by applicable law.

     Section 3. Voting Rights. In addition to any other voting rights required by law, the holders of shares of Series A Junior
Preferred Stock shall have the following voting rights:

     (A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Junior Preferred Stock shall entitle the holder thereof to 1000 votes on all matters submitted to a vote of the stockholders of the Corporation. The number of votes which a holder of a share of Series A Junior Preferred Stock is entitled to cast, which shall initially be 1000 but which may be adjusted from time to time as hereinafter provided, is hereinafter referred to as the "Vote Multiple." In the event the Corporation shall at any time after the Rights Declaration Date (i) declare or pay any dividend on common stock payable in shares of common stock, or (ii) effect a subdivision or combination or consolidation of the outstanding shares of common stock (by reclassification or otherwise than by payment of a dividend in shares of common stock) into a greater or lesser number of shares of common stock, then in each such case the Vote Multiple thereafter applicable to the determination of the number of votes per share to which holders of shares of Series A Junior Preferred Stock shall be entitled shall be the Vote Multiple immediately prior to such event multiplied by a fraction, the numerator of which is the number of shares of common stock outstanding immediately after such event and the denominator of which is the number of shares of common stock that were outstanding immediately prior to such event.

     (B) Except as otherwise provided herein or by law, the holders of shares of Series A Junior Preferred Stock and the holders of shares of common stock and the holders of shares of any other capital stock of this Corporation having general voting rights, shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

     (C) Except as otherwise required by applicable law or as set forth herein, holders of Series A Junior Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of common stock as set forth herein) for taking any corporate action.

     Section 4.  Certain Restrictions.

     (A) Whenever dividends or distributions payable on the Series A Junior Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

     (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Preferred Stock;

     (ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Preferred Stock, except dividends paid ratably on the Series A Junior Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

     (iii) except as permitted in subsection 4(A)(iv) below, redeem, purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Junior Preferred Stock; or

     (iv) purchase or otherwise acquire for consideration any shares of Series A Junior Preferred Stock, or any shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

     (B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under subsection (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

     Section 5. Reacquired Shares. Any shares of Series A Junior Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

     Section 6. Liquidation, Dissolution or Winding Up. Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made (x) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Preferred Stock shall have received an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) $1000.00 per share or (2) an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1000 times the aggregate amount to be distributed per share to holders of common stock, or (y) to the holders of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Preferred Stock, except distributions made ratably on the Series A Junior Preferred Stock and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare or pay any dividend on common stock payable in shares of common stock, or (ii) effect a subdivision or combination or consolidation of the outstanding shares of common stock (by reclassification or otherwise than by payment of a dividend in shares of common stock) into a greater or lesser number of shares of common stock, then in each such case the aggregate amount per share to which holders of shares of Series A Junior Preferred Stock were entitled immediately prior to such event under clause (x) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of common stock outstanding immediately after such event and the denominator of which is the number of shares of common stock that were outstanding immediately prior to such event.

     Neither the consolidation of nor merging of the Corporation with or into any other corporation or corporations, nor the sale or other transfer of all or substantially all of the assets of the Corporation, shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 6.

     Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Junior Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of common stock is changed or exchanged, plus accrued and unpaid dividends, if any, payable with respect to the Series A Junior Preferred Stock. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare or pay any dividend on common stock payable in shares of common stock, or (ii) effect a subdivision or combination or consolidation of the outstanding shares of common stock (by reclassification or otherwise than by payment of a dividend in shares of common stock) into a greater or lesser number of shares of common stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Junior Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of common stock outstanding immediately after such event and the denominator of which is the number of shares of common stock that were outstanding immediately prior to such event.

     Section 8.  Redemption.  The shares of Series A Junior
Preferred Stock shall not be redeemable.

     Section 9. Ranking. Unless otherwise provided in the Articles of Organization of the Corporation or a Certificate of Vote of Directors Establishing a Class of Stock relating to a subsequently-designated series of preferred stock of the Corporation, the Series A Junior Preferred Stock shall rank junior to any other series of the Corporation's preferred stock subsequently issued, as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding up and shall rank senior to the common stock.

     Section 10. Amendment. The Articles of Organization of the Corporation and this Certificate of Vote of Directors shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Junior Preferred Stock so as to affect them adversely (within the meaning of Section 77 of Chapter 156B of the Massachusetts General Laws) without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Series A Junior Preferred Stock, voting separately as a class.

     Section 11. Fractional Shares. Series A Junior Preferred Stock may be issued in whole shares or in any fraction of a share that is one one-thousandth (1/1000th) of a share or any integral multiple of such fraction, which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Junior Preferred Stock. In lieu of fractional shares, the Corporation may elect to make a cash payment as provided in the Rights Agreement for fractions of a share other than one one-thousandth (1/1000th) of a share or any integral multiple thereof.

141909.c1
              [Exhibit B to Shareholder's Rights Agreement]



                            Exhibit B


                     [Form of Right Certificate]



Certificate No. R-
                                                          Rights



NOT EXERCISABLE AFTER FEBRUARY 2, 2005 OR EARLIER IF NOTICE OF REDEMPTION IS GIVEN. THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF ALPHA-BETA TECHNOLOGY, INC., AT $0.01 PER RIGHT ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS AGREEMENT BETWEEN ALPHA-BETA TECHNOLOGY, INC. AND THE FIRST NATIONAL BANK OF BOSTON, AS RIGHTS AGENT, DATED AS OF FEBRUARY 2, 1995 (THE "RIGHTS AGREEMENT"). UNDER CERTAIN CIRCUMSTANCES SPECIFIED IN
SECTION 7(e) OF THE RIGHTS AGREEMENT, RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, AN ADVERSE PERSON OR AN ASSOCIATE OR AFFILIATE OF AN ACQUIRING PERSON OR AN ADVERSE PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) AND ANY SUBSEQUENT HOLDER OF SUCH RIGHTS MAY BECOME NULL AND VOID.


Right Certificate

ALPHA-BETA TECHNOLOGY, INC.


This certifies that                                  , or
registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Shareholder Rights Agreement dated as of February 2, 1995 (the "Rights Agreement") between Alpha-Beta Technology, Inc. (the "Company") and The First National Bank of Boston, as Rights Agent (the "Rights Agent"), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to the close of business on February 2, 2005 at the office or offices of the Rights Agent designated for such purpose, or its successors as Rights Agent, one one-thousandth of a fully paid, non-assessable share of the Series A Junior Participating Cumulative Preferred Stock (the "Preferred Stock") of the Company, at a purchase price of $76.00 per one one-thousandth of a share (the "Exercise Price"), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase and the related Certificate duly executed. The number of Rights evidenced by this Right Certificate (and the number of shares which may be purchased upon exercise thereof) set forth above, and the Exercise Price per share set forth above, are the number and Exercise Price as of
           , based on the Preferred Stock as constituted at such date.

     Upon the occurrence of a Section 11(a)(ii) Event (as such term is defined in the Rights Agreement), if the Rights evidenced by this Right Certificate are beneficially owned by (i) an Acquiring Person, an Adverse Person or an Affiliate or Associate of any such Person (as such terms are defined in the Rights Agreement), (ii) a transferee of any such Acquiring Person, Adverse Person, Associate or Affiliate, or (iii) under certain circumstances specified in the Rights Agreement, a transferee of a Person who, after such transfer, became an Acquiring Person or an Adverse Person, or an Affiliate or Associate of an Acquiring Person or an Adverse Person, such Rights shall become null and void and no holder hereof shall have any right with respect to such Rights from and after the occurrence of such Section 11(a)(ii) Event.

     As provided in the Rights Agreement, the Exercise Price and the number of shares of Preferred Stock or other securities which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

     This Right Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates, which limitations of rights include the temporary suspension of the exercisability of such Rights under the specific circumstances set forth in the Rights Agreement. Copies of the Rights Agreement are on file at the principal office of the Company and the designated office of the Rights Agent and are also available upon written request to the Company or the Rights Agent.

     This Right Certificate, with or without other Right Certificates, upon surrender at the office or offices of the Rights Agent designated for such purpose, may be exchanged for another Right Certificate or Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of shares of Preferred Stock as the Rights evidenced by the Right Certificate or Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Certificates for the number of whole Rights not exercised. If this Right Certificate shall be exercised in whole or in part pursuant to Section 11(a)(ii) of the Rights Agreement, the holder shall be entitled to receive this Right Certificate duly marked to indicate that such exercise has occurred as set forth in the Rights Agreement.

     Under certain circumstances, subject to the provisions of the Rights Agreement, the Board of Directors of the Company at its option may exchange all or any part of the Rights evidenced by this Certificate for shares of the Company's Common Stock or Preferred Stock at an exchange ratio (subject to adjustment) of one share of Common Stock or one one-thousandth of a share of Preferred Stock per Right.

     Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Board of Directors of the Company at its option at a redemption price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors).

     The Company is not obligated to issue fractional shares of stock upon the exercise of any Right or Rights evidenced hereby (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts). If the Company elects not to issue such fractional shares, in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

     No holder of this Right Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of shares of Preferred Stock, Common Stock or any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised as provided in the Rights Agreement.

     This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by an authorized signatory of the Rights Agent.

     WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

[Corporate Seal]                ALPHA-BETA TECHNOLOGY, INC.


Attested:
                           By

                            Name:
By                          Title:[Chairman, Vice
[Clerk or Assistant Clerk]         Chairman, President or
                                   Vice President]
Countersigned:

[_____________________________],
  as Rights Agent

Authorized Signatory

Date of countersignature:

                [Form of Reverse Side of Right Certificate]

                             FORM OF ASSIGNMENT

              (To be executed by the registered holder if such
             holder desires to transfer the Right Certificate.)


FOR VALUE RECEIVED
hereby sells, assigns and transfers unto
                                      (Please print name and
address of transferee)
                    this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint
                   Attorney, to transfer the within Right
Certificate on the books of the within-named Company, with full power of substitution.

Dated:                   ,



                                Signature

Signature Guaranteed:


                                CERTIFICATE


  The undersigned hereby certifies by checking the appropriate boxes that:

  (1)  the Rights evidenced by this Right Certificate
are          are not being transferred by or on behalf of a
Person who is or was an Acquiring Person, an Adverse Person or an Affiliate or Associate of any such Person (as such terms are defined in the Rights Agreement); and

  (2)  after due inquiry and to the best knowledge of the
undersigned, the undersigned     did      did not directly or
indirectly acquire the Rights evidenced by this Right Certificate from any Person who is, was or became an Acquiring Person, an Adverse Person or an Affiliate or Associate of any such Person.

Dated:           ,
                           Signature
                                   NOTICE


       The signature to the foregoing Assignment and Certificate must correspond to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

                        FORM OF ELECTION TO PURCHASE

                    (To be executed if holder desires to
                      exercise the Right Certificate.)


To ALPHA-BETA TECHNOLOGY, INC.:

  The undersigned hereby irrevocably elects to exercise
  Rights represented by this Right Certificate to purchase the shares of Preferred Stock issuable upon the exercise of the Rights (or such other securities of the Company or of any other person which may be issuable upon the exercise of the Rights) and requests that certificates for such shares be issued in the name of:

Please insert social security
or other identifying taxpayer number:



                 (Please print name and address)


  If such number of Rights shall not be all the Rights evidenced by this Right Certificate or if the Rights are being exercised pursuant to Section 11(a)(ii) of the Rights Agreement, a new Right Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Please insert social security
or other identifying taxpayer number:


                 (Please print name and address)


Dated:                   ,

                                 Signature


Signature Guaranteed:

                              CERTIFICATE


  The undersigned hereby certifies by checking the appropriate boxes that:

  (1)  the Rights evidenced by this Right Certificate
 are          are not being exercised by or on behalf of a
Person who is or was an Acquiring Person, an Adverse Person or an Affiliate or Associate of any such Person (as such terms are defined in the Rights Agreement); and

  (2)  after due inquiry and to the best knowledge of the
undersigned, the undersigned     did      did not directly or
indirectly acquire the Rights evidenced by this Right Certificate from any Person who is, was or became an Acquiring Person, an Adverse Person or an Affiliate or Associate of any such Person.



Dated:           ,
                           Signature

                                 NOTICE

  The signature to the foregoing Election to Purchase and Certificate must correspond to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.


141908.c1


                       [Exhibit E to Schedule 13D]


                             FIRST AMENDMENT TO
                        SHAREHOLDER RIGHTS AGREEMENT

     Amendment, dated as of November 13, 1997, to the Shareholder Rights Agreement, dated as of February 2, 1995 (the "Rights Agreement"), between Alpha-Beta Technology, Inc. (the "Company" ) and BankBoston, N.A. f/k/a The First National Bank of Boston, as the rights agent (the "Rights Agent").

                            W I T N E S S E T H

     WHEREAS, in accordance with the terms of the Rights Agreement, the Company deems it desirable to make certain amendments to the Rights Agreement; and

     WHEREAS, Section 27 of the Rights Agreement provides that prior to the Distribution Date (as defined therein) the Company and the Rights Agent shall, if the Company so directs, amend or supplement any provision of the Rights Agreement as the Company may deem necessary or desirable without the approval of any holders of the Company's common stock.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth the parties hereby agree that the Rights Agreement is hereby amended as follows (capitalized terms not otherwise defined herein shall have the respective meanings ascribed to such terms in the Rights Agreement):

     1.   The first paragraph of Section 1(a) of the Rights
Agreement is amended and restated as follows:

     (a) "Acquiring Person" shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan or compensation arrangement of the Company or any Subsidiary of the Company, (iv) any Person holding shares of Common Stock organized, appointed or established by the Company or any Subsidiary of the Company for or pursuant to the terms of any such employee benefit plan or compensation arrangement, or (v) Ross Financial Corporation, a corporation organized and existing under the laws of the Cayman Islands ("Ross Financial"), (the Persons described in clauses (i) through (v) above are referred to herein as "Exempt Persons").

     2. Section 1(b) of the Rights Agreement is amended and restated as follows:

          (b) "Adverse Person" shall mean any Person, other than Ross Financial, declared to be an Adverse Person by the Board of Directors upon a determination of the Board of Directors that the criteria set forth in Section 11(a)(ii)(B) apply to such Person.

     3. Section 3(c) of the Rights Agreement is amended and restated as follows:

          (c) Certificates for the Common Stock issued after November 13, 1997, but prior to the earlier of the Distribution Date or the redemption, expiration or termination of the Rights, shall be deemed also to be certificates for Rights, and shall bear a legend, substantially in the form set forth below:

     This certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Agreement between Alpha-Beta Technology, Inc. and BankBoston, N.A. f/k/a The First National Bank of Boston, as Rights Agent, dated as of February 2, 1995, as amended on November 13, 1997 (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal offices of Alpha-Beta Technology, Inc. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. Alpha-Beta Technology, Inc. may redeem the Rights at a redemption price of $0.01 per Right, subject to adjustment, under the terms of the Rights Agreement. Alpha-Beta Technology, Inc. will mail to the holder of this certificate a copy of the Rights Agreement, as in effect on the date of mailing, without charge promptly after receipt of a written request therefor. Under certain circumstances, Rights issued to or held by Acquiring Persons, Adverse Persons or any Affiliates or Associates thereof (as defined in the Rights Agreement), and any subsequent holder of such Rights, may become null and void.

     4. Section 27 of the Rights Agreement is amended by adding the following sentence at the end of such Section:

          Notwithstanding any other provision hereof, the consent of Ross Financial must be obtained regarding any amendment of or supplement to this Agreement which at any time could result in Ross Financial becoming an Acquiring Person or being declared an Adverse Person pursuant to the terms hereof.

     As amended hereby, the Rights Agreement shall continue in full force and effect in accordance with its terms.

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first set forth above.

This Amendment may be executed in one or more counterparts all of which shall be considered one and the same amendment and each of which shall be deemed to be an original.

                               ALPHA-BETA  TECHNOLOGY, INC.


                               By: /s/ Spiros Jamas

                                  Name: Spiros Jamas
                                  Title: President & CEO


                               BANKBOSTON, N.A.


                               By:

                                   Name:
                                   Title:

  DCSC\567220.4